SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                              ANDERSEN GROUP, INC.
                                (Name of Issuer)

                              ANDERSEN GROUP, INC.
                      (Name of person(s) filing statement)

              10 1/2% Convertible Subordinated Debentures due 2002
                         (Title of class of securities)

                                   033501 AB3
                      (CUSIP number of class of securities)

                             Bernard F. Travers, III
              Assistant Secretary and Director of Law and Taxation
                              Andersen Group, Inc.
                             1280 Blue Hills Avenue
                          Bloomfield, Connecticut 06002
                                 (860) 242-0761
                  (Name,address and telephone number of person
                        authorized to receive notices and
                    communications on behalf of the person(s)
                                filing statement)

                                    copy to:
                             Richard A. Krantz, Esq.
                               Robinson & Cole LLP
                                Financial Centre
                              695 East Main Street
                           Stamford, Connecticut 06901
                                 (203) 462-7500

                           on or about January 9, 1998
     (Date tender offer first published, sent or given to security holders)


                            Calculation of Filing Fee
----------------------------------------------------------- --------------------------------------------------------
                  Transaction valuation*                                     Amount of filing fee
                        $5,665,000                                                 $1,133.00
----------------------------------------------------------- --------------------------------------------------------

* For purposes of calculation of fee only. This amount assumes the purchase of $5,665,000 aggregate principal amount of 10 1/2% Convertible Subordinated Debentures due 2002 (the "Debentures"), of Andersen Group, Inc. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Debentures to be purchased.
O Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

        Amount Previously Paid:                              Filing Party:
        Form of Registration No.:                            Date Filed:

Item I.  Security and Issuer.

         Preliminary Note: References in this Schedule to the "Offering Circular" and the "Letter of Transmittal" are to the Offering Circular dated January 12, 1998 (the "Offering Circular") and the Letter of Transmittal, dated as of January 9, 1998 (the "Letter of Transmittal"), filed herewith as Exhibits
(a)(1) and (a)(2), respectively.

     (a) The issuer is Andersen Group, Inc. (the "Company"). The Company's principal executive offices are located at 1280 Blue Hills Avenue, Bloomfield, Connecticut 06002.

         (b) The securities being sought are any and all outstanding 10 1/2% Convertible Subordinated Debentures due 2002 (the "Debentures"). Upon the terms and subject to the conditions set forth in the Offering Circular and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), the Company is offering to exchange $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2007 (the "New Debentures") and $10.00 cash (the "Cash Payment") for each $1,000.00 principal amount of Debentures, of which $5,665,000 aggregate principal amount are currently outstanding.

         In the event that at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company shall (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and, except as provided in the next paragraph, (ii) have the right, but not the obligation, to purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         In the event that (i) at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer and (ii) a proposal to amend the Company's Certificate of Incorporation, in order to eliminate certain restrictions on the payment of dividends on the Company's Common Stock and the Series A Preferred Stock and to make certain other changes to the Series A Preferred Stock, is approved by the Company's stockholders at the Special Meeting of Stockholders (See "The Special Meeting of Stockholders" in the Offering Circular), then the Company shall, in addition to exchanging the Debentures properly tendered to it as described in the above paragraph, purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         In the event that less than 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company has the right, but not the obligation, to (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and/or (ii) purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

     Mr. Oliver R. Grace, Jr., the President, Chief Executive Officer and a Director of the Company, and Mr. John S. Grace, a Director of the Company, members of their families, their affiliates and trusts formed for the benefit of Messrs. Oliver R. Grace, Jr. and John S. Grace and their families, have agreed to tender all Debentures they beneficially own pursuant to the Exchange Offer. As of December 31, 1997, these Debentureholders beneficially owned in the aggregate $2,274,000 principal amount of Debentures, representing approximately 40.14% of the aggregate principal amount of Debentures.

         (c)  There  is  currently  no   established   trading  market  for  the
Debentures.

         (d)      Not applicable.


Item 2.    Source and Amount of Funds or Other Consideration.

         (a) The Company and The Chase Manhattan Bank as trustee, will enter into an Indenture of Trust, dated as of February ____, 1998 (the "Indenture"), pursuant to which the Company will issue the New Debentures as the consideration payable (along with the Cash Payment) in the Exchange Offer. The maximum aggregate principal amount of New Debentures issuable in the Exchange Offer is $5,665,000. See "The Exchange Offer" in the Offering Circular, incorporated herein by reference. Assuming that all Debentures outstanding on the date of the Offering Circular were tendered for exchange pursuant to the Exchange Offer, the Company would be required to pay an aggregate of $56,650 in respect of the Cash Payment. The Company intends to use its cash on hand to satisfy its obligations with respect to the Cash Payment.

         (b)      Not applicable.


Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         See "Purposes and Effects of the Exchange Offer" in the Offering Circular, incorporated herein by reference.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e) See "Recent Developments  Concerning the Debentures",  "Restrictive
Covenants",   "Pro  Forma  Data"  and  "Dividends"  in  the  Offering  Circular,
incorporated herein by reference.

         (f) See "The Company - Recent Developments" and "The Special Meeting of Stockholders" in the Offering Circular, incorporated herein by reference.

         (g)      Not applicable.

         (h)      Not applicable.

         (i)      Not applicable.

         (j)      Not applicable.


Item 4.    Interest in Securities of the Issuer.

         Neither the Company, nor to the best of its knowledge, any of the other persons covered by Item 4 of this Schedule has effected any transaction in the Debentures during the 40 business days preceding the date of the Offering Circular.


     Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

         Mr. Oliver R. Grace, Jr., the President, Chief Executive Officer and a Director of the Company, and Mr. John S. Grace, a Director of the Company, members of their families, their affiliates and trusts formed for the benefit of Messrs. Oliver R. Grace, Jr. and John S. Grace and their families, have agreed to tender all Debentures they beneficially own pursuant to the Exchange Offer. As of December 31, 1997, these Debentureholders beneficially owned in the aggregate $2,274,000 principal amount of Debentures, representing approximately 40.14% of the aggregate principal amount of Debentures. These Debentureholders could increase their percentage ownership interest of the New Debentures depending upon the principal amount of Debentures tendered in the Exchange Offer.


Item 6.  Persons Retained, Employed or to be Compensated.

         See "The Exchange Offer - Exchange Agent" in the offering circular, incorporated herein by reference.


Item 7.    Financial Information.

         (a)(1) See Part II - Item 8. "Financial Statements and Supplementary Data" in the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1997, incorporated herein by reference, filed as Exhibit (g) hereto.

         (a)(2) See Part I - Item 1. "Financial Statements" in the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1997, incorporated herein by reference, filed as Exhibit (h) hereto.

         (a)(3)  See  "Summary   Financial  Data"  in  the  Offering   Circular,
incorporated herein by reference.

         (a)(4)  See  "Summary   Financial  Data"  in  the  Offering   Circular,
incorporated herein by reference.

         (b)(1) See "Pro Forma Data" in the Offering Circular, incorporated herein by reference.

         (b)(2) See "Pro Forma Data" in the Offering Circular, incorporated herein by reference.

         (b)(3) See "Pro Forma Data" in the Offering Circular, incorporated herein by reference.


Item 8.    Additional Information.

         (a) There is no present or proposed material contract, arrangement, understanding or relationship between the Company and any of its executive officers, directors or affiliates, other than as disclosed in Item 5 of this Schedule or otherwise previously disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1997 or the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1997.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e) The Company's Offering Circular and Transmittal Letter should be read in their entirety and are incorporated herein by reference.


Item 9.    Material to be Filed as Exhibits.

         (a)(1) Offering Circular, dated January 9, 1998.

         (a)(2) Letter of Transmittal.

         (a)(3) Letter to securities dealers, commercial banks, trust companies and other nominees.

         (a)(4) Form of Letter to Clients of securities dealers, commercial banks, trust companies and other nominees.

         (a)(5) Notice of Guaranteed Delivery.

         (a)(6) Press Release, dated January 12, 1998.

         (b)    Not applicable.

         (c)    Not applicable.

         (d)    Not applicable.

         (e)    Not applicable.

         (f)    Not applicable.

         (g) The Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1997, is incorporated by reference herein.

         (h) The Company's quarterly report on Form 10-Q for the quarterly period ended August 31, 1997, is incorporated by reference herein.

         (i) The Company's Current Report on Form 8-K dated December 23, 1997, is incorporated by reference herein.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Dated:  January 9, 1998

                                               ANDERSEN GROUP, INC.




                                               By: /s/ Oliver R. Grace, Jr.
                                                   Oliver R. Grace, Jr.
                                                   President







OFFERING CIRCULAR

                              ANDERSEN GROUP, INC.


       Offer to Exchange $1,000.00 Principal Amount of 10 1/2% Convertible Subordinated Debentures due 2007 and $10.00 cash for each $1,000.00 Principal Amount of 10 1/2% Convertible Subordinated Debentures due
                                      2002


--------------------------------------------------------------------------------
              THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., EASTERN
                 STANDARD TIME, ON THURSDAY, FEBRUARY 19, 1998,
                    UNLESS EXTENDED (SUCH TIME AND DATE, THE
                               "EXPIRATION DATE").
--------------------------------------------------------------------------------


         Andersen Group, Inc., a Connecticut corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Offering Circular and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2007 (the "New Debentures") and $10.00 cash (the "Cash Payment") for each $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2002 (the "Debentures").

         In the event that at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company shall (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and, except as provided in the next paragraph, (ii) have the right, but not the obligation, to purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         In the event that (i) at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer and (ii) a proposal to amend the Company's Certificate of Incorporation, in order to eliminate certain restrictions on the payment of dividends on the Company's Common Stock and the Series A Preferred Stock and to make certain other changes to the Series A Preferred Stock, is approved by the Company's stockholders at the Special Meeting of Stockholders (See "The Special Meeting of Stockholders"), then the Company shall, in addition to exchanging the Debentures properly tendered to it as described in the above paragraph, purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         In the event that less than 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company has the right, but not the obligation, to (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and/or (ii) purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         The Exchange Offer is also subject to certain customary conditions, any or all of which may be waived by the Company. See "The Exchange Offer--Conditions of the Exchange Offer" and "The Special Meeting of Stockholders".

         Mr. Oliver R. Grace, Jr., the President, Chief Executive Officer and a Director of the Company, and Mr. John S. Grace, a Director of the Company, members of their families, their affiliates and trusts formed for the benefit of Messrs. Oliver R. Grace, Jr. and John S. Grace and their families, have agreed to tender all Debentures they beneficially own pursuant to the Exchange Offer. As of December 31, 1997, these Debentureholders beneficially owned in the aggregate $2,274,000 principal amount of Debentures, representing approximately 40.14% of the aggregate principal amount of Debentures. These Debentureholders could increase their percentage ownership interest of the New Debentures depending upon the principal amount of Debentures tendered in the Exchange Offer.

         Tenders of Debentures may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for exchange by the Company, after 5:00 P.M., Eastern Standard Time, on March 27, 1998. Upon the terms and subject to the conditions set forth herein, the New Debentures issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date.

         The Debentures are not listed on any securities exchange and the Company does not intend to make an application to list the Debentures or the New Debentures on any such exchange. There is currently no trading market for the Debentures or the New Debentures and it is unlikely that an active trading market for the Debentures or the New Debentures will develop.

         Holders of Debentures should carefully review the information contained under the heading "Risk Factors".

         The Board of Directors of the Company is not making any recommendation that the holders of the Debentures tender or refrain from tendering their Debentures pursuant to the Exchange Offer.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                               ---------------------


             The date of this Offering Circular is January 9, 1998.

TABLE OF CONTENTS
                                                                            Page

Incorporation of Certain Documents by Reference...........................     3
Available Information.....................................................     4
Summary of the Exchange Offer.............................................     5
The Company...............................................................     8
Restrictive Covenants.....................................................    11
The Special Meeting of Stockholders ......................................    13
Recent Developments Concerning the Debentures.............................    13
Risk Factors..............................................................    15
Purposes and Effects of the Exchange Offer................................    18
Summary Comparison of Terms of the Debentures and the New Debentures.......   19
Summary Financial Data....................................................    21
Pro Forma Data............................................................    22
Price Ranges of the Common Stock..........................................    23
Dividends.................................................................    23
The Exchange Offer........................................................    25
Federal Income Tax Considerations.........................................    30
Description of New Debentures.............................................    31
Description of Debentures.................................................    34
Description of Capital Stock..............................................    37




                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission by the Company are incorporated by reference in this Offering Circular:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1997;
     (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended May 31, 1997 and August 31, 1997; and
     (c) The Company's Current Report on Form 8-K dated December 23, 1997, respectively.

         Pursuant to Rule 13e-4 under the Exchange Act, the Company has filed an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") with the Commission. The Schedule 13E-4, including exhibits, may be inspected or copied at the public reference facilities of the Commission. See "Available Information".

         All reports subsequently filed by the Company pursuant to Section 13(a) and (c) of the Exchange Act and any definitive proxy or information statements filed pursuant to Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting and any reports filed pursuant to Section 15(d) of the Exchange Act prior to the completion of the Exchange Offer shall be deemed to be incorporated by reference into this Offering Circular and to be a part hereof from the date of filing such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

         This Offering Circular incorporates by reference documents which are not present herein or delivered herewith. The Company will provide without charge to each person to whom this Offering Circular is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or telephone requests for such documents should be directed to Bernard
F. Travers, III, Esq., Assistant Secretary and Director of Law and Taxation, of the Company at (860) 242-0761.

         The Exchange Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. The Company therefore will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the Debentures. Employees of the Company may, as part of their regular duties, contact holders of Debentures with respect to the Exchange Offer.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. Information as of particular dates, concerning directors and officers, their remuneration, options granted to them, the principal holders of securities of the Company and any material interest of such persons in transactions with the Company, is disclosed in proxy statements distributd to stockholders of the Company and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied (at prescribed rates) at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company files its reports, proxy statements and other information with the Commission electronically. The
Commission maintains a Web site that contains reports, proxy and information statements and other information on issuers that file electronically with the Commission. The address of such Web site is "http://www.sec.gov".

         No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Offering Circular. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Offering Circular nor any exchange made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. To the extent there is a material change in the affairs of the Company after the date hereof, the Company will promptly disclose such information in a manner reasonably calculated to inform the holders of Debentures of such change. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Debentures in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action, as it may deem necessary to make the Exchange Offer in any such jurisdiction and to extend the Exchange Offer to holders of Debentures in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

--------------------------------------------------------------------------------
                          SUMMARY OF THE EXCHANGE OFFER
          The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this Offering Circular. Terms used in this summary and not otherwise defined herein shall have the meanings given to them elsewhere in this Offering Circular.

The Exchange Offer...................      Subject to the terms and  conditions  set forth herein and in the Letter of Transmittal,  the Company is offering to exchange $1,000.00 principal amount of New Debentures  and $10.00 cash for each  $1,000.00  principal amount of Debentures properly tendered and accepted.

Purposes of the Exchange Offer.......      The  principal  purposes  of the  Exchange  Offer are to (i)  extend the maturity date of the  indebtedness  represented  by the  Debentures  for five  years  and (ii)  retire  the  Debentures  in  order  to  eliminate covenants  which  restrict  the  Company's  ability to make  payments in respect  of  dividends,  redemptions  and  repurchases  of its  Series A
                                           Preferred  Stock and Common  Stock (which will only be  accomplished  if all of the  Debentures are exchanged by their holders or redeemed by the
                                           Company).  See  "Recent  Developments  Concerning  the  Debentures"  and
                                           "Description of New Debentures".

                                           Under   the   Restrictive   Covenants
                                           imposed   by  the   Debentures,   the
                                           Company    must    have    sufficient
                                           Consolidated Net Income determined on
                                           a  cumulative  basis,  net of losses,
                                           dividends  and prior  redemptions  or
                                           repurchases   of  stock,   plus  cash
                                           proceeds received by the Company from
                                           sales of its stock  and  indebtedness
                                           convertible  into stock,  in order to
                                           redeem or repurchase shares or to pay
                                           dividends  on the  Company's  Capital
                                           Stock   (including   the   Series   A
                                           Preferred  Stock). As a result of the
                                           Restrictive  Covenants,  the  Company
                                           has omitted the  regularly  scheduled
                                           quarterly  dividend  on the  Series A
                                           Preferred   Stock  for  the  past  18
                                           quarters.  In  response to the effect
                                           the Restrictive Covenants have had on
                                           the Company's  ability to declare and
                                           pay   dividends   on  the   Series  A
                                           Preferred   Stock,  the  Company  has
                                           undertaken  a series  of  efforts  to
                                           retire the  Debentures.  The terms of
                                           the New Debentures also eliminate the
                                           Company's  ability  to redeem the New
                                           Debentures at the  Company's  option.
                                           See "Recent  Developments  Concerning
                                           the     Debentures",     "Restrictive
                                           Covenants"  and "Purposes and Effects
                                           of the Exchange Offer".
Expiration Date......................      5:00  P.M.,   Eastern  Standard  Time,  on  February  19,  1998,  unless
                                           extended.   See  "The  Exchange   Offer--Expiration   Date;   Extensions;
                                           Termination; Amendments".

                                           Tenders  of  Debentures  may be  withdrawn  at  any  time  prior  to the
 Withdrawal of Tenders...............      Expiration  Date and,  unless  previously  accepted  for exchange by the
                                           Company,  after 5:00 P.M.,  Eastern  Standard  Time,  on March 27, 1998.
                                           See "The Exchange Offer-Withdrawal Rights".
------------------------------------------ -------------------------------------------------------------------------





----------------------------------------- --------------------------------------------------------------------------

   Acceptance of Debentures and
   Delivery of New Debentures
   and Cash Payment..................     Subject to the terms and  conditions of the Exchange  Offer,  the Company will accept,  promptly after the Expiration Date, all Debentures properly tendered and not  withdrawn  prior to the  Expiration  Date.  The Company will  cause  the New  Debentures  and the Cash  Payment  to be  delivered
                                          promptly    following   the   Expiration    Date.   See   "The   Exchange
                                          Offer-Acceptance  of Debentures for Exchange;  Delivery of New Debentures
                                          and the Cash Payment".



Conditions of the Exchange                In the event that at least 66 2/3% in aggregate  principal  amount of the
   Offer.............................     outstanding   Debentures  are  tendered  for  exchange  pursuant  to  the
                                          Exchange Offer,  the Company shall (i)
                                          exchange   the   Debentures   properly
                                          tendered   to  it   pursuant   to  the
                                          Exchange Offer and, except as provided
                                          in the next  paragraph,  (ii) have the
                                          right,  but  not  the  obligation,  to
                                          purchase  and  redeem  all  Debentures
                                          which   have  not  been  so   tendered
                                          pursuant   to   the   terms   of   the
                                          Debentures  at a  redemption  price of
                                          100% of the principal  amount  thereof
                                          plus  accrued  interest to the date of
                                          redemption.

                                          In the event that (i) at least 66 2/3%
                                          in aggregate  principal  amount of the
                                          outstanding  Debentures  are  tendered
                                          for exchange  pursuant to the Exchange
                                          Offer and (ii) a proposal to amend the
                                          Company's        Certificate        of
                                          Incorporation,  in order to  eliminate
                                          certain restrictions on the payment of
                                          dividends  on  the  Company's   Common
                                          Stock and the Series A Preferred Stock
                                          and to make certain  other  changes to
                                          the  Series  A  Preferred   Stock,  is
                                          approved by the Company's stockholders
                                          at the Special Meeting of Stockholders
                                          (See   "The    Special    Meeting   of
                                          Stockholders"),   then   the   Company
                                          shall,  in addition to exchanging  the
                                          Debentures  properly tendered to it as
                                          described  in  the  above   paragraph,
                                          purchase  and  redeem  all  Debentures
                                          which   have  not  been  so   tendered
                                          pursuant   to   the   terms   of   the
                                          Debentures  at a  redemption  price of
                                          100% of the principal  amount  thereof
                                          plus  accrued  interest to the date of
                                          redemption.

                                          In the event that less than 66 2/3% in
                                          aggregate   principal  amount  of  the
                                          outstanding  Debentures  are  tendered
                                          for exchange  pursuant to the Exchange
                                          Offer,  the Company has the right, but
                                          not the  obligation,  to (i)  exchange
                                          the Debentures properly tendered to it
                                          pursuant to the Exchange  Offer and/or
                                          (ii)    purchase    and   redeem   all
                                          Debentures  which  have  not  been  so
                                          tendered  pursuant to the terms of the
                                          Debentures  at a  redemption  price of
                                          100% of the principal  amount  thereof
                                          plus  accrued  interest to the date of
                                          redemption.

                                          The Exchange Offer is also subject to certain customary  conditions,  any or  all of  which  may  be  waived  by the  Company.  See  "The  Exchange
                                          Offer--Conditions  of the  Exchange  Offer"  and "The  Special  Meeting of
                                          Stockholders".
----------------------------------------- --------------------------------------------------------------------------

----------------------------------------- --------------------------------------------------------------------------


Procedures for Tendering Debentures..     Each  Debentureholder  who  wishes to tender his or her  Debentures  must deliver  the  following  documents  prior to the  Expiration  Date to the
                                          Exchange  Agent at the  address  set forth on the last page  hereof:  (i)
                                          certificates  representing  such  Debentures  together with the Letter of
                                          Transmittal,  which will have been  properly  completed and duly executed by such  Debentureholder,  and all other documents required by the Letter of  Transmittal,  or  (ii)  if a  Debentureholder  wishes  to  tender  by guaranteed  delivery,  a properly  completed and duly executed  Notice of
                                          Guaranteed  Delivery.  Any Debentureholder  whose Debenture is registered in the name of a  broker,  dealer,  commercial  bank,  trust  company  or nominee is urged to  contact  such  registered  holder  promptly  if such
                                          Debentureholder  wishes to participate in the Exchange Offer.  Letters of
                                          Transmittal,    Notices   of   Guaranteed   Delivery   and   certificates
                                          Representing  the Debentures  should be sent to the Exchange  Agent.  See
                                          "The Exchange Offer-Procedures for Tendering".

Debentures Not Tendered..............     Debentures  not  accepted in the Exchange  Offer will remain  outstanding according to their terms unless redeemed by the Company.

Interests of Certain Tendering
Debentureholders.....................     Mr. Oliver R. Grace,  Jr., the President,  Chief Executive  Officer and a
                                          Director  of the  Company  and  Mr.  John S.  Grace,  a  Director  of the
                                          Company,  members of their families,  their  affiliates and trusts formed for the  benefit of Messrs.  Oliver R.  Grace,  Jr. and John S. Grace and
                                          their  families  have agreed  with the Company  that they will tender all
                                          Debentures  they  beneficially  own pursuant to the Exchange Offer. As of
                                          December  31,  1997,  these  Debentureholders  beneficially  owned in the aggregate  $2,274,000  principal  amount of the Debentures,  representing approximately 40.14% of the aggregate principal amount of Debentures.

The Debentures.......................     See  "Summary   Comparison  of  Terms  of  the  Debentures  and  the  New
                  Debentures" and "Description of Debentures".

The New Debentures...................     The New Debentures  contain  essentially the same terms and conditions as the  Debentures,  except  that the New  Debentures  (i) mature five years later than the Debentures,  (ii) do not impose the Restrictive  Covenants on the Company and (iii) are not  subject to optional  redemption  by the
                                          Company.  See "Summary  Comparison of Terms of the Debentures and the New
                                          Debentures"  and  "Description of the New  Debentures".  The Company does not  intend  to make an  application  to list the New  Debentures  on any securities exchange.

The Common Stock.....................     See "Description of Capital Stock - Common Stock".
----------------------------------------- --------------------------------------------------------------------------





----------------------------------------- --------------------------------------------------------------------------

Conversion of the Debentures
  and the New Debentures.............     The Debentures and the New Debentures are  convertible at any time at the option of the holder  thereof into shares of Common Stock at a conversion
                                          rate  of  $16.17   aggregate   principal  amount  of  Debentures  or  New
                                          Debentures, as the case may be, for each share of Common Stock.


Certain Federal Income Tax
  Considerations.....................     For a discussion of the federal income tax considerations  related to the exchange of the Debentures for the New
                                          Debentures  and the Cash Payment,  see
                                          "Federal Income Tax Considerations".

Exchange Agent............................The Chase Manhattan Bank (the
                                      "Exchange  Agent"),  450 West 33rd Street,
                                          8th floor, New York, New York 10001.

Further Information..................     For further information  concerning  procedures for tendering Debentures, please  contact  either  the  Exchange  Agent  or  the  Company.  At  the
                                          Company, please contact Franklin R. Stoner at (860) 242-0761.


----------------------------------------- --------------------------------------------------------------------------



                                   THE COMPANY

General

         The Company was incorporated under the laws of the State of Connecticut in 1951. The Company's principal executive offices are located at 1280 Blue Hills Avenue, Bloomfield, Connecticut.

         The Company has historically made investments in companies that operated in several highly diverse segments, and which required extensive management participation in operation and restructure. Since 1991, the Company's primary investment has been The J. M. Ney Company ("J.M. Ney") which has operated in three industry segments: electronics manufacturing and supply, ultrasonic cleaning equipment, and dental supplies. In November 1995, J.M. Ney sold the assets and certain liabilities of the dental segment. In addition to the investment in J.M. Ney, since April 1993, the Company held an investment in Digital GraphiX, Incorporated ("DGI"), a video graphics company. DGI sold substantially all of its assets in April 1997 and is currently in the process of winding up its affairs. The Company also holds a portfolio of marketable securities primarily comprised of the common stock of certain financial institutions and certain Russian and Eastern European equity securities. The Company also owns an investment in a joint venture, which has investments in a company that holds agreements to develop data transmission networks throughout the Commonwealth of Independent States. The Company owns a 108,000 square foot building in Bloomfield, Connecticut which it leases to its subsidiary, Ney Ultrasonics, and to former subsidiaries and third parties.

         On June 1, 1997, as part of a strategic reorganization of the Company, Oliver R. Grace, Jr., the Company's Chairman of the Board, became President and Chief Executive Officer, and Francis E. Baker, the Company's President, became Secretary and Chairman of the Board. As part of this strategic reorganization, the Company plans to relocate its principal executive offices from Bloomfield, Connecticut to New York, New York during 1998.

Electronics Segment

         The electronics segment is a full-service, precious metal and parts supplier to automotive, medical, industrial electronics, military and semi-conductor manufacturers. The fully integrated approach of J.M. Ney includes fabrication and manufacture of its precious metal alloys, as well as design, engineering and metallurgical support. The fabrication capabilities include stamping, wire drawing, rolling from ingot to foil, precision turning, injection and insert molding and refining.

         J.M. Ney specializes in the engineering and manufacturing of precious metal alloy contacts and contact assemblies aimed at low amperage applications. Electrical contacts made of precious metals, including gold, platinum, palladium and silver, are considered extremely dependable as the materials are inert and highly resistant to corrosion and wear. In developing a finished contact or assembly, J.M. Ney's technical staff works closely with customers, typically on an engineer-to-engineer level, in order to design a product that meets all of the metallurgical, electronic, dynamic and other performance specifications required for the customer's applications. J.M. Ney designs and builds the necessary molds and tools as well as designs and manufactures the end product. By controlling the total process, J.M. Ney has a competitive advantage over other companies in technology, cost and response time. J.M. Ney is certified in all applicable quality standards, including certification for the manufacture of its products, certification for production and supply of precious metal alloys, dental alloys and products, as well as approval by the Japanese Industrial Standards and the United States Food and Drug Administration.

         J.M. Ney's business has limited direct competition with regard to the manufacture of low amperage precious metal contacts and assemblies due to the inherent risks which accompany the engineering and manufacture of precious metals (i.e., high start-up and inventory costs, theft, etc.). While some competitors offer similar products, the Company believes that these operations lack the vertical integration to compete across the entire spectrum of products. J.M. Ney faces indirect competition from companies such as Engelhard Corporation and Johnson Matthey, Inc., which have significantly greater resources and which are involved in higher volume production of more standard precious metal alloys.

         J.M. Ney sells to more than 800 customers, with approximately 85% of its sales being made to customers in the United States. J.M. Ney's sales are made domestically through both field sales and manufacturers' representatives located in key geographic markets. Internationally, J.M. Ney sells through manufacturers' representatives, independent distributors and original equipment manufacturers. No customer in the Electronics segment accounted for more than 10% of the Company's consolidated sales in fiscal 1997.

         In connection with the sale of the assets and liabilities of J.M. Ney's Dental segment in November, 1995, J.M. Ney entered into a three year manufacturing agreement to alloy and fabricate precious metals for the purchaser of J.M. Ney's dental business. As part of this agreement, J.M. Ney and the Company agreed, for a ten-year period, not to sell alloys, equipment or merchandise into the dental market served by the purchaser. The Company is, however, permitted to continue producing, selling and marketing precious metal copings and other machined and molded parts and material for use in the dental implant industry.

Ultrasonics Segment

         The Ultrasonics segment, which consists of J.M. Ney's majority-owned subsidiary, Ney Ultrasonics Inc. ("Ney Ultrasonics"), has focused on working with high-end electronic, semi-conductor, disk-drive, medical and aerospace customers to provide the advanced capabilities of patented ultrasonic cleaning technology. Ney Ultrasonics' products have become the preferred choice in ultrasonics cleaning for numerous OEM system integrators and fabricators.

         J.M. Ney's EnviroSONIK(TM) and Torrent(TM) cleaning systems continue to replace equipment and processes that use ozone-depleting chemicals which are being phased out under mandates of provisions in the Clean Air Act of 1990. Ney Ultrasonics is the exclusive licensee of the patented ultrasonic technology used in its products. These products are capable of cavitating some of the newer replacement chemistries and also incorporate technologies that eliminate damage to microminiature components typically caused by ultrasonic equipment produced by other manufacturers.

         Ney Ultrasonics competes with a number of national and regional companies on the basis of cleaning performance, price and delivery. Ney Ultrasonics' generators carry a three-year general warranty which is not generally offered by its competitors.

         No customer in the Ultrasonics segment accounted for more than 10% of the Company's consolidated sales in fiscal 1997.

Other Investments

         The Company also holds a portfolio of marketable securities primarily comprised of the common stock of certain financial institutions and certain Russian and Eastern European equity securities. Other marketable securities include stock in Centennial Cellular Corporation and non-investment grade high-yield bonds.

         DGI, a video graphics company, comprised the Company's Video Products segment. In April 1997 DGI sold substantially all of its assets and received the approval of its shareholders to liquidate. The Company has received partial liquidating dividends in August and October 1997 totaling $1.10 per share, or an aggregate of $258,867. The liquidation is expected to be completed by February 1998. At November 30, 1997 the carrying value of this investment is zero.

         The Company also holds an investment in Treglos Investments, LTD, a joint venture which is investing in a Russian telecommunications company that has agreements to develop a data transmission network throughout the Commonwealth of Independent States. The joint venture owns approximately 6% of the Institute for Automated Systems. Among the joint venture partners are the Company's Chief Executive Officer and another Director. The carrying value of this investment at November 30, 1997 is approximately $900,000.

Recent Developments

         In December, 1997 J.M. Ney entered into a Securities Purchase Agreement with BankBoston Connecticut (the "Bank") pursuant to which the Bank loaned $7,500,000 to J.M. Ney for working capital and general corporate purposes. The notes mature December, 2004 and are subordinate to other debt of J.M. Ney; however, the subordinated notes are senior to all amounts payable by J.M. Ney to the Company in respect of management fees and indebtedness for borrowed money. The Bank received a second lien on all of the assets of J.M. Ney. In addition, the Bank received ten-year warrants to purchase up to approximately 4% of the Common Stock of J.M. Ney. The Securities Purchase Agreement contains restrictive covenants that limit the transfer of cash or other resources from J.M. Ney to the Company.

         As discussed below, under the heading "The Special Meeting of Stockholders", the Company plans to seek shareholder approval to amend and restate the Company's Certificate of Incorporation by modifying the terms of the Company's Series A Cumulative Convertible Series A Preferred Stock (the "Series A Preferred Stock") in order to provide for a fixed dividend rate of $1.50 per share, per year (as compared to a current variable rate, depending upon the operating income of J.M. Ney, ranging between $0.75 per share, per year, to $1.75 per share, per year) and to eliminate the provision for mandatory redemption.

         The Company also intends to change its state of incorporation from Connecticut to Delaware during 1998. Redomestication would require the approval of the Company's shareholders and lenders.

                              RESTRICTIVE COVENANTS

         The Company is subject to certain covenants under the Indenture (the "Indenture"), dated as of October 15, 1982, from the Company to The Chase Manhattan Bank, as successor to Shawmut Bank Connecticut, N.A., as successor to the Hartford National Bank and Trust Company (the "Debenture Trustee"), pursuant to which the Debentures were issued, which restrict payment of dividends on or repurchases of the Company's capital stock

(collectively, the "Restrictive Covenants"). However, as discussed below under "Recent Developments Concerning the Debentures", the Company was able to obtain a waiver of certain of these restrictions for the limited purposes discussed thereunder.

     Under the Indenture, the relevant covenants provide, in pertinent part, that
     So long as any of the [Debentures] shall be Outstanding [as defined], the Company will not declare any dividends . . . on any stock of the Company or make, or permit any Subsidiary [as defined] to make, any payment on account of the purchase, redemption or other retirement of any shares of such stock, . . . either directly or indirectly, unless . . . after giving effect to such proposed dividend or other payment or distribution and to any other dividend declared but not paid, at the date (herein called the "Computation Date") of such declaration (in the case of a dividend) or of such other payment or distribution, . . . the sum of the aggregate amount of all dividends declared and all such other payments and distributions made during the period commencing October 15, 1982 to and including the Computation Date shall not exceed the sum of:
     (i) the aggregate Consolidated Net Income [as defined] computed for the period commencing September 30, 1982, to and including the end of the last fiscal quarter of the Company next preceding the date 45 days prior to the Computation Date;
     (ii) the aggregate net cash proceeds received by the Company from sales subsequent to October 21, 1982, of shares of its stock for cash; and

                  (iii) the aggregate net cash proceeds received by the Company from sales subsequent to October 21, 1982, of indebtedness of the Company convertible into stock of the Company to the extent such indebtedness has been converted into such stock.

         As the result of the losses incurred in fiscal years 1993, 1994 and 1995 and because of redemptions or repurchases of the Company's Series A Preferred Stock in fiscal years 1992, 1993, 1994, 1996, 1997 and 1998 at prices ranging from $12.25 to $18.00 per share (see "Risk Factors"), the Company is prohibited by this covenant from paying any dividends on the Series A Preferred Stock or the Common Stock, and the Company has omitted the scheduled quarterly dividend on the Series A Preferred Stock for the past 18 quarters. As of November 30, 1997, distributions exceeded the sum of Consolidated Net Income and cash proceeds received by the Company from sales of its stock and indebtedness convertible into its stock by approximately $2.25 million. However, as discussed below under "Recent Developments Concerning the Debentures", the Company was able to obtain a waiver of certain of these restrictions for the limited purposes of repurchasing and retiring shares of the Series A Preferred Stock. For a discussion of the effects of this covenant on the Company's future ability to pay dividends on the Series A Preferred Stock and the Common Stock, see "Dividends" and "Purposes and Effects of the Exchange Offer".

         The Debentures are redeemable at any time at the option of the Company. In the event that at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company shall (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and, except as provided in the next paragraph, (ii) have the right, but not the obligation, to purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         In the event that (i) at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer and (ii) a proposal to amend the Company's Certificate of Incorporation, in order to eliminate certain restrictions on the payment of dividends on the Company's Common Stock and the Series A Preferred Stock and to make certain other changes to the Series A Preferred Stock, is approved by the Company's stockholders at the Special Meeting of Stockholders (See "The Special Meeting of Stockholders"), then the Company shall, in addition to exchanging the Debentures properly tendered to it as described in the above paragraph, purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.


         In the event that less than 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company has the right, but not the obligation, to (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and/or (ii) purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         The indenture pursuant to which the New Debentures are to be issued (the "New Indenture") does not contain the Restrictive Covenants contained in the Indenture. If all of the outstanding Debentures are either tendered to the Company for exchange pursuant to the Exchange Offer or redeemed by the Company, the Restrictive Covenants will be terminated. The New Debentures will not be redeemable at the option of the Company.

Other Restrictive Covenants

         A certain indenture of trust dated December 20, 1983, from the Company to the "Trustee" named therein, as amended (the "IRB Indenture"), also restricts the Company's ability to pay dividends on the Series A Preferred Stock and the Common Stock. However, the IRB Indenture is less limiting on the Company's ability to pay dividends than the Indenture.

     Under the IRB Indenture, the relevant covenant provides, in pertinent part, that

                  The Company will not declare or make or incur any liability to make any Distribution [as defined] in respect of its capital stock unless, immediately after giving effect to the proposed Distribution, Distributions in respect of its capital stock . . . would not exceed $750,000 plus 60% of Consolidated Net Income [as defined] (or minus 100% in the case of losses).

         At November 30, 1997, Distributions exceeded Consolidated Net Income by approximately $825,000 thereby precluding the Company from making any Distributions currently. There is approximately $456,000 principal amount of bonds issued pursuant to the IRB Indenture outstanding at November 30, 1997. The bonds mature in 2003 but the Company has the right to repurchase and retire the bonds at any time. If the Company is required to redeem, or elects to redeem, all the Debentures which have not been tendered into the Exchange Offer, it will repurchase and retire the principal amount of bonds issued pursuant to the IRB Indenture before redeeming the Debentures.

                       THE SPECIAL MEETING OF STOCKHOLDERS

         The Company intends to call a Special Meeting of its stockholders on or about February 25, 1998 (the "Special Meeting"). At this Special Meeting, the stockholders will be asked to consider and vote upon (a) a proposal (the "Proposal") to amend and restate the Company's Certificate of Incorporation so as to eliminate certain restrictions on the payment of dividends on the Common Stock and the Series A Preferred Stock, to change the dividend payment rate on the Series A Preferred Stock and to eliminate the requirement that the Company redeem the Series A Preferred Stock and (b) such other business as may properly come before the Special Meeting. For purposes of this Offering Circular, the proposed amended and restated Certificate of Incorporation shall be referred to as the "Amended Certificate". The Company is presently preparing a Proxy Statement to accompany the Proposal.

         At this Special Meeting, holders of record of the Common stock and the Series A Preferred Stock will vote as separate classes. Each holder of Common Stock will be entitled to one vote for each share held. Each holder of Series A Preferred Stock will be entitled to one vote for each share held.

         The presence, in person or by proxy, of the holders of a majority of the voting power of the outstanding shares of the Common Stock entitled to vote is necessary to constitute a quorum at the Special Meeting. Approval of the Proposal by the class of Common Stock holders will require that more votes of the Common Stock must be cast in favor of the Proposal than against the Proposal.

         However, even if the Proposal is approved at the Special Meeting by the requisite percentage of the class of Series A Preferred Stock holders and class of Common Stock, as discussed above, the Company will not file the Amended Certificate and otherwise implement the Proposal unless the Company has legally available funds: (a) to purchase all Debentures not tendered in the Exchange Offer; (b) to extinguish the IRB Indenture; and (c) to pay the accrued dividend arrearage on the Series A Preferred Stock.

         If more than a majority but less than 85% of the outstanding shares of Series A Preferred Stock are voted in favor of the Proposal, and at least a majority of the outstanding shares of Common Stock are voted in favor of the Proposal, the Company may, but shall not be obligated to, remove the Restrictive Covenants by purchasing any Debentures not tendered in the Exchange Offer and extinguish the IRB Indenture. If the Restrictive Covenants are not removed, the Company will be unable to pay the dividend arrearage for the foreseeable future. Unless the dividend arrearage are paid, the Amended Certificate will not be filed.

         If 85% or more of the outstanding shares of Series A Preferred Stock are voted in favor of the proposal, at least a majority of the shares of Common Stock are voted in favor of the Proposal, and at least 66 2/3% of the Company's outstanding Debentures are tendered in the Exchange Offer, then, subject to the legal availability of funds, the Company will: (1) purchase any Debentures not tendered in the Exchange Offer; (2) extinguish the IRB Indenture; (3) pay the dividend arrearage on the Series A Preferred Stock; and (4) file the Amended Certificate.
SEE "RESTRICTIVE COVENANTS" and "DIVIDENDS".

         For further information regarding the Special Meeting, and/or for a copy of the Proxy Statement when and if issued, see "Summary of the Exchange Offer - Further Information".

                  RECENT DEVELOPMENTS CONCERNING THE DEBENTURES

         As discussed above under "Restrictive Covenants", the Company is subject to certain covenants under the Indenture which restrict payment of dividends on or repurchases of the capital stock of the Company. Since April 1993, the Restrictive Covenants have prohibited the Company from declaring and paying a dividend on the Company's Series A Preferred Stock or Common Stock. As of November 30, 1997, the aggregate amounts of the dividend arrearage on the Series A Preferred Stock was approximately $1.2 million.

         The terms of the Series A Preferred Stock provide that if and whenever six quarterly dividends (whether or not consecutive) payable on the Series A Preferred Stock shall be in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of the Company shall be increased by one and the holders of the Series A Preferred Stock, voting together a class, are entitled to elect one additional director to the Company's Board of Directors at any annual meeting of shareholders or a special meeting held in place thereof, or at a special meeting of the holders of the Series A Preferred Stock. Since October 16, 1994, the Company has been in arrears for at least six consecutive quarters in the payment of the dividends on the Series A Preferred Stock. If and when the dividends which are in arrears on the Series A Preferred Stock shall have been paid or declared and set apart for payment, the rights of the holders of the Series A Preferred Stock to elect such additional director shall cease (but always subject to the same provisions for the vesting of such voting rights in the case of any similar future arrearages in dividends), and the term of office of any person elected director by the holders of the Series A Preferred Stock shall terminate. The Company has advised the holders of the Series A Preferred Stock that they may wish to consider such election at a special meeting to be called in accordance with the terms of the Series A Preferred Stock. As of the date hereof, no special meeting of the Series A Preferred Stockholders had been held or scheduled.

         In response to the effect the Restrictive Covenants have had on the Company's ability to declare and pay dividends on the Series A Preferred Stock, the Company has undertaken a series of efforts to retire the Series A Preferred Stock.

         In January, 1996, the Company consummated a self-tender offer, that had commenced in June, 1995, and purchased for cash (the "Offer to Purchase") 299,561 shares of Series A Preferred Stock for a purchase price of $12.25 per share, or approximately $3.67 million in the aggregate. Of that purchase price, approximately $1.50 per share of the consideration for the Series A Preferred Stock represented an amount that was approximately equivalent to the eight quarterly dividends that the Company had not been able to declare and pay on the Series A Preferred Stock since April 15, 1993, the last date on which the Company declared and paid dividends on the Series A Preferred Stock. At May 8, 1995, prior to commencement of the self-tender offer, 589,036 shares of Series A Preferred Stock had been outstanding. The Company paid for the shares of Series A Preferred Stock purchased with a portion of the net cash proceeds received from the sale of the J.M. Ney Dental segment.

         The Company was able to consummate the self-tender offer because the holders of a majority in principal amount of the Debentures at the time outstanding waived compliance with the Restrictive Covenants.

         In October 1996 the Company sought and received a second waiver of compliance with the Restrictive Covenants to permit the Company to use up to $6,000,000 to repurchase shares of the Company's capital stock, including the Series A Preferred Stock. To date the Company has purchased an additional 33,027 shares of Series A Preferred Stock through this repurchase program at an aggregate price of approximately $552,000.

         Beginning March 1, 1996, and on each succeeding anniversary thereof, the Company is required to redeem 160,000 shares of its Series A Preferred Stock (to the extent that the Company has funds legally available therefor and subject to the Restrictive Covenants) at a price of $18.75 per share plus accrued and unpaid dividends up to the date of payment. Under that formula, at March 1, 1996, the Company would have been required to redeem 160,000 shares of Series A Preferred Stock at a price of approximately $21.03 per share including the accrued and unpaid dividends, assuming that aggregate dividends of $0.75, $0.75 and $0.78 per share of Series A Preferred Stock had been accrued for the fiscal years ended February 28, 1994 and 1995 and February 29, 1996, respectively. However, as a result of its purchase of 299,561 shares of Series A Preferred Stock pursuant to the self tender offer as well as other open market purchases of the Series A Preferred Stock to date (approximately 215,000 shares), the Company was entitled to a share-for-share credit against the Company's mandatory redemption obligations of 160,000 shares of Series A Preferred Stock scheduled for each of March 1, 1996, March 1, 1997 and March 1, 1998 and has a credit of approximately 33,000 shares towards its March 1, 1999 obligation. As of the date of this Offering Circular, 256,448 shares of Series A Preferred Stock remain outstanding.

                                  RISK FACTORS

         Debentureholders should consider the factors set forth below, as well as the other information set forth in this Offering Circular, in determining whether to participate in the Exchange Offer.

Potential Loss of Protective Covenants

         In the event that (i) at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer and (ii) a proposal to amend the Company's Certificate of Incorporation, in order to eliminate certain restrictions on the payment of dividends on the Company's Common Stock and the Series A Preferred Stock and to make certain other changes to the Series A Preferred Stock, is approved by the Company's stockholders at the Special Meeting of Stockholders (See "The Special Meeting of Stockholders"), then the Company shall, in addition to exchanging the Debentures properly tendered to it as described in the above paragraph, purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption. In addition, under certain conditions of the Exchange Offer, the Company may elect to purchase and redeem all the Debentures which have not been tendered. See "The Exchange Offer - Conditions of the Exchange Offer". If the Company is obligated to redeem up to 33 1/3% in aggregate principal amount of the outstanding Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to date of redemption, then the Company would have to pay approximately $1.9 million.

         Assuming that all of the outstanding Debentures are either tendered to the Company for exchange pursuant to the Exchange Offer or redeemed by the Company, the Restrictive Covenants would be terminated. Since the New Indenture does not contain the Restrictive Covenants or any covenants similar to them, and if the Company is required to redeem, or elects to redeem, the Debentures which have not been so tendered pursuant to the Exchange Offer, then the Company will repurchase and retire the principal amount (approximately $456,000) of bonds outstanding, which were issued under the IRB Indenture, so that it will be free to declare and pay dividends on its capital stock and to make any payment on account of the purchase, redemption or other retirement of any shares of its capital stock without restriction. This would require the Company to pay the accrued dividend arrearage on the Series A Preferred Stock of approximately $1.2 million and to pay the scheduled quarterly dividend on Series A Preferred Stock, subject to having legally available funds, as it becomes due. The loss of the protective covenants could have a materially adverse effect on the Company's ability to preserve its assets and properties for the benefit of the holders of the New Debentures.

Absence of Trading Market

         Prior to the consummation of the Exchange Offer, there will not have been any trading market for the New Debentures. The New Debentures will not be listed on any securities exchange or quoted in any automated inter-dealer quotation system and it is unlikely that a trading market for the New Debentures will develop. This may adversely affect the ability of a holder of New Debentures to sell or transfer all or a portion of such New Debentures prior to their maturity.

Ranking of New Debentures

         The New Debentures issued in the Exchange Offer will rank pari passu with the Debentures in right of payment and will be senior to the Company's Series A Preferred Stock and Common Stock.

Sinking Fund for the New Debentures

         On or prior to each October 15 to and including October 15, 2006, the New Debentures are subject to mandatory redemption through operation of a sinking fund in an amount equal to 10% of the aggregate principal amount of New Debentures issued in the Exchange Offer at a redemption price of 100% of the principal amount thereof, plus accrued interest to the date fixed for redemption. The New Debentures are not otherwise subject to redemption at the option of the Company. See "Description of New Debentures - Sinking Fund". The Debentures are subject to mandatory redemption through operation of a sinking fund in the amount of $834,000 on each October 15 through October 15, 2001, at 100% of the principal amount thereof, plus accrued interest to the date fixed for redemption. In addition, the Company may at its option, on each October 15 through October 15, 2001, pay to the Debenture Trustee as and for an optional sinking fund, up to $834,000 to be applied to the redemption of Debentures.

Restrictions on Series A Preferred Stock and Common Stock Dividends

         As the result of the losses incurred in fiscal years 1993, 1994 and 1995 and because of redemptions or repurchases of the Company's Series A Preferred Stock in fiscal years 1992, 1993, 1994, 1996, 1997 and 1998 at prices ranging from $12.25 to $18.00 per share (see "Risk Factors" and "Recent Developments Concerning the Debentures"), the Company is prohibited by the Restrictive Covenants from paying any dividends on the Series A Preferred Stock or the Common Stock, and the Company has omitted the scheduled quarterly dividend on the Series A Preferred Stock for the past 18 quarters. As of November 30, 1997 distributions exceeded the sum of Consolidated Net Income and cash proceeds received by the Company from sales of its stock and indebtedness convertible into its stock by approximately $2.25 million. However, as discussed above under "Recent Developments Concerning the Debentures", the Company was able to obtain a waiver of certain of these restrictions for the limited purposes of repurchasing and retiring shares of the Series A Preferred Stock. For a discussion of the effects of this covenant on the Company's future ability to pay dividends on the Series A Preferred Stock and the Common Stock, see "Dividends" and "Purposes and Effects of the Exchange Offer".

         In the event that (i) at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer and (ii) a proposal to amend the Company's Certificate of Incorporation, in order to eliminate certain restrictions on the payment of dividends on the Company's Common Stock and the Series A Preferred Stock and to make certain other changes to the Series A Preferred Stock, is approved by the Company's stockholders at the Special Meeting of Stockholders (See "The Special Meeting of Stockholders"), then the Company shall, in addition to exchanging the Debentures properly tendered to it as described in the above paragraph, purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption. In addition, under certain conditions of the Exchange Offer, the company may elect to purchase and redeem all the Debentures which have not been tendered. See "The Exchange Offer - Conditions of the Exchange Offer".

         In the event that all of the outstanding Debentures are either tendered to the Company for exchange pursuant to the Exchange Offer or redeemed by the Company, the Restrictive Covenants contained in the Indenture with respect to the payment of dividends on and repurchases of the Company's capital stock, including the Series A Preferred Stock, would be terminated.

         The Company has the right to repurchase and retire the bonds issued pursuant to the IRB Indenture at any time. If the Company is required to redeem, or elects to redeem, all the Debentures which have not been tendered into the Exchange Offer, it will repurchase and retire the principal amount of bonds issued pursuant to the IRB Indenture before redeeming the Debentures.

         Any continuing inability of the Company to meet its dividend requirements on the Series A Preferred Stock could have a materially adverse effect on the market price of the Company's Common Stock. The Debentures and the New Debentures are convertible at the option of the holder into shares of the Company's Common Stock at fixed prices.

Certain Effects of the Exchange Offer

         Following the consummation of the Exchange Offer, the business and operations of the Company will be continued by the Company substantially as they are currently being conducted. Except as disclosed herein, the Company has no present plan or proposal that would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale, or transfer of a material amount of assets, involving the Company or any of its subsidiaries, (iii) any change in the present Board of Directors of the Company, or management of the Company, including, but not limited to, a plan or proposal to change the number or term of the directors or to change any material term of the employment contract of any executive officer, (iv) any material change in the present dividend rates or policies in respect of its capital stock or indebtedness or capitalization of the Company, (v) any other material change in the Company's corporate structure or business or (vi) any changes in the Company's Certificate of Incorporation, by-laws or instruments corresponding thereto or any other action regarding the acquisition or control of the Company by any person, except that the Company presently intends to propose to its stockholders that its Certificate of Incorporation be amended and restated. However, there can be no assurance that one or more future events might not occur which could alter the Company's present plans. See "The Company - Recent Developments" and "The Special Meeting of Stockholders".

The IRB Indenture

         The IRB Indenture restricts the Company's ability to pay dividends on the Series A Preferred Stock and the Common Stock. However, the IRB Indenture is less limiting on the Company's ability to pay dividends than the Indenture. See "Restrictive Covenants - Other Restrictive Covenants". The Company has the right to repurchase and repurchase and retire the principal amount of bonds issued pursuant to the IRB Indenture at any time. If the Company is required to redeem, or elects to redeem, all the Debentures which have not been tendered into the Exchange Offer, it will repurchase and retire the principal amount of bonds issued pursuant to the IRB Indenture before redeeming the Debentures. In the event the Company was unable to retire all of the bonds issued pursuant to the IRB Indenture, the restrictions on dividends contained in the IRB Indenture would remain in full force and effect.

Interests of Certain Persons in the Exchange Offer

         Mr. Oliver R. Grace, Jr., the President, Chief Executive Officer and a Director of the Company, and Mr. John S. Grace, a Director of the Company, members of their families, their affiliates and trusts formed for the benefit of Oliver R. Grace, Jr. and John S. Grace and their families have agreed to tender all Debentures they beneficially own pursuant to the Exchange Offer. As of December 31, 1997, these Debentureholders beneficially owned in the aggregate $2,274,000 principal amount of Debentures, representing approximately 40.14% of the aggregate principal amount of Debentures. These Debentureholders could increase their percentage ownership interest of the New Debentures depending upon the principal amount of Debentures tendered in the Exchange Offer.


         The Exchange Offer is open to all Debentureholders, including certain officers, Directors and affiliates of the Company. Any exchange of Debentures tendered by any such officers, Directors or affiliates will be on the same terms and conditions offered to all Debentureholders.


                   PURPOSES AND EFFECTS OF THE EXCHANGE OFFER

         The principal purpose of the Exchange Offer is to retire the Debentures in order to eliminate the Restrictive Covenants which restrict the Company's ability to make payments in respect of dividends, redemptions and repurchases of its Series A Preferred Stock and Common Stock and to increase Debentureholder value by giving holders of the Company's Debentures the opportunity to receive the Cash Payment and New Debentures. The New Debentures represent the opportunity to receive a fixed return at the same rate as the Debentures but the New Debentures carry an extended maturity date. The terms of the New Debentures also eliminate the Company's ability to redeem the New Debentures at the Company's option. The Exchange Offer gives Debentureholders the opportunity to exchange their Debentures without the usual transaction costs, rather than the less certain means of liquidating their investment in the Debentures through private sale, possible mandatory redemption or conversion to Common Stock in the future.

         Under the Restrictive Covenants as now in effect, the Company must have sufficient Consolidated Net Income determined on a cumulative basis, net of losses, dividends and prior redemptions or repurchases of stock, plus cash proceeds received by the Company from sales of its stock and indebtedness convertible into stock, in order to redeem or repurchase shares or to pay dividends on the Series A Preferred Stock or the Common Stock. Under this test, at November 30, 1997, the Company would have needed to earn approximately $2.25 million before it could redeem or repurchase shares of or pay dividends on the Series A Preferred Stock or the Common Stock.

         As discussed above under "Recent Developments Concerning the Debentures", in response to the effect the Restrictive Covenants have had on the Company's ability to declare and pay dividends on the Series A Preferred Stock, the Company has undertaken a series of efforts to retire the Series A Preferred Stock.

         In the event that (i) at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer and (ii) a proposal to amend the Company's Certificate of Incorporation, in order to eliminate certain restrictions on the payment of dividends on the Company's Common Stock and the Series A Preferred Stock and to make certain other changes to the Series A Preferred Stock, is approved by the Company's stockholders at the Special Meeting of Stockholders (See "The Special Meeting of Stockholders"), then the Company shall, in addition to exchanging the Debentures properly tendered to it as described in the above paragraph, purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption. In addition, under certain conditions of the Exchange Offer, the Company may elect to purchase and redeem all the Debentures which have not been tendered. See "The Exchange Offer - Conditions of the Exchange Offer".

         The New Indenture does not contain the Restrictive Covenants contained in the Indenture. To the extent all of the outstanding Debentures are either tendered to the Company for exchange pursuant to the Exchange Offer or redeemed by the Company, the Restrictive Covenants would be terminated. To the extent less than all of the outstanding Debentures are tendered for exchange or otherwise redeemed by the Company, the Restrictive Covenants contained in the Indenture would remain in effect with respect to the payment of dividends on and repurchases of the Company's capital stock, including the Series A Preferred Stock.

         The Company has the right to repurchase and retire the bonds issued pursuant to the IRB Indenture at any time. If the Company is required to redeem, or elects to redeem, all the Debentures which have not been tendered into the Exchange Offer, it will repurchase and retire the principal amount of bonds issued pursuant to the IRB Indenture before redeeming the Debentures.


         In the event one or more holders of New Debentures were to convert their New Debentures into shares of the Company's Common Stock, there will be a lesser amount of indebtedness outstanding ranking prior to the Common Stock. See "Pro Forma Data" for the anticipated effects of the Exchange Offer on the Company's capital structure and for certain pro forma effects of the Exchange Offer.

         The New Debentures will rank pari passu with the Debentures in terms of payment of principal and interest.

         Mr. Oliver R. Grace, Jr., the President, Chief Executive Officer and a Director of the Company, and Mr. John S. Grace, a Director of the Company, members of their families, their affiliates and trusts formed for the benefit of Oliver R. Grace, Jr. and John S. Grace and their families have agreed to tender all Debentures they beneficially own pursuant to the Exchange Offer. As of December 31, 1997, these Debentureholders beneficially owned in the aggregate $2,274,000 principal amount of Debentures, representing approximately 40.14% of the aggregate principal amount of Debentures. These Debentureholders could increase their percentage ownership interest of the New Debentures depending upon the principal amount of Debentures tendered in the Exchange Offer.

         Upon the terms and subject to the conditions of the Exchange Offer, Debentureholders who tender Debentures accepted by the Company will receive the Cash Payment and New Debentures promptly upon consummation of the Exchange Offer and, as holders of New Debentures, will be entitled to the rights and privileges available to holders of New Debentures, but will no longer be entitled to any right to receive interest on the Debentures that accrues after the date of consummation of the Exchange Offer. See "Summary Comparison of Terms of the Debentures and the New Debentures".

         The New Debentures are not listed on any securities exchange and the Company does not intend to make an application to list the New Debentures on any such exchange. See "Risk Factors" and "Federal Income Tax Considerations".

         Assuming that all Debentures outstanding on the date of this Offering Circular were tendered for exchange pursuant to the Exchange Offer, the Company would be required to pay an aggregate of $56,650 in respect of all Cash
Payments. The Company intends use its cash on hand to satisfy its obligations with respect to the Cash Payments.


      SUMMARY COMPARISON OF TERMS OF THE DEBENTURES AND THE NEW DEBENTURES

         The following table summarizes the existing rights and preferences of the Company's Debentures and the New Debentures. Each capitalized term utilized in this subsection and not otherwise defined in this Offering Circular shall have the meaning ascribed to it in the Indenture. See "Description of Debentures" and "Description of New Debentures".

                                                  Debentures                           New Debentures

Principal Amount...........           $5,665,000 in aggregate principal      Assuming   all    Debentures    are
                                      amount currently outstanding.          tendered for  exchange,  $5,665,000
                                                                             aggregate  principal amount will be
                                                                             outstanding.

Interest Payment
   Frequency...............           Semi-annually.                         Semi-annually.


Interest Payments..........           $105   per   annum   in   interest,    $105   per   annum   in   interest,
                                      payable  semi-annually  on April 15    accruing  from  October  15,  1997,
                                      and  October  15  for  each  $1,000    payable  semi-annually  on April 15
                                      principal amount  Debenture.           and  October  15  for  each  $1,000
                                                                             principal amount New Debenture.


Conversion.................           Convertible  into  shares of Common    Convertible  into  shares of Common
                                      Stock  at the  rate of  $16.17  per    Stock  at the  rate of  $16.17  per
                                      share,  subject to adjustment under    share,  subject to adjustment under
                                      certain circumstances.                 certain circumstances.


Maturity...................           October 15, 2002                       October 15, 2007


Optional Redemption........           Redeemable  at  the  option  of the    None.
                                      Company  at a  redemption  price of
                                      100%   of  the   principal   amount
                                      thereof,  plus accrued  interest to
                                      the date fixed for redemption.

Mandatory Redemption
   and Sinking Fund........           On or prior to each  October  15 to    On or prior to each  October  15 to
                                      and including  October 15, 2001, at    and including  October 15, 2006, at
                                      a  redemption  price of 100% of the    a  redemption  price of 100% of the
                                      principal   amount  thereof,   plus    principal   amount  thereof,   plus
                                      accrued  interest to the date fixed    accrued  interest to the date fixed
                                      for redemption,  in an amount equal    for redemption,  in an amount equal
                                      to  $834,000  aggregate   principal    to 10% of the  aggregate  principal
                                      amount of Debentures,  plus, at the    amount of New Debentures  issued in
                                      option  of the  Company,  an amount    the Exchange Offer.
                                      up   to  an   additional   $834,000
                                      aggregate principal amount.


Subordination..............           Subordinated  in right  of  payment    Subordinated  in right  of  payment
                                      to the  prior  payment  in  full of    to the  prior  payment  in  full of
                                      all Superior Indebtedness.             all Senior Indebtedness.


Indenture Trustee..........           The Chase Manhattan Bank               The Chase Manhattan Bank


                             SUMMARY FINANCIAL DATA
The Company

     .........The following table sets forth, in summary form, certain financial data of the Company for each of the periods indicated. This summary is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference".


                                                           Nine Months Ended                    Years Ended
                                                              November 30,                    February 28/29,
                                                         1997            1996             1997              1996
                                                              (dollars in thousands, except per share amounts)
---------------------------------------------------- -------------- --------------- ---------------- -------------------

Revenues:
Net sales                                                $  22,724       $  19,253        $  24,517           $  23,235
Investment and other income (loss)                           3,560           (860)            (142)                 813
---------------------------------------------------- -------------- --------------- ---------------- -------------------
                  Total Revenues                            26,284          18,393           24,375              24,048
---------------------------------------------------- -------------- --------------- ---------------- -------------------

Costs and Expenses:
Cost of sales                                               14,645          12,452           15,469              15,398
Selling, general and administrative expenses                 5,949           5,310            7,249               9,166
Research and development expenses                            1,259           1,103            1,472               1,683
Interest expense                                               772             599              790               1,237
---------------------------------------------------- -------------- --------------- ---------------- -------------------
                  Total Costs and Expenses                  22,625          19,464           24,980              27,484
---------------------------------------------------- -------------- --------------- ---------------- -------------------
Income (loss) from continuing operations
  before income taxes and extraordinary item                 3,659          (1,071)            (605)             (3,436)
Income tax (expense) benefit                                (1,464)            375              904               1,166
---------------------------------------------------- -------------- --------------- ---------------- -------------------

Income (loss) from continuing operations
  before extraordinary item                                  2,195            (696)             299              (2,270)
Income from discontinued operations, net of
  income taxes of $170                                          --              --               --                 413
Gain on sale of discontinued segment, net of
  income taxes of $2,041                                        --              --               --               3,790
---------------------------------------------------- -------------- --------------- ---------------- -------------------

Net income                                                   2,195            (696)             299               1,933
Preferred dividend requirement                                (356)           (328)            (411)               (559)
Reversal of preferred dividends                                 37              --              134               1,015
---------------------------------------------------- -------------- --------------- ---------------- -------------------

Income applicable to common shares                       $   1,876          $(1,024)      $      22           $   2,389
                                                           =======         ========        =========           ========
Earnings (loss) per common share:
Continuing operations -- primary                            $ 0.96           $0.53            $0.01              $(0.94)
Continuing operations -- fully diluted                      $ 0.88             [1]              [1]                 [1]
Discontinued operations                                         --              --               --              $ 0.21
Gain on sale of discontinued segment                            --              --               --              $ 1.96
---------------------------------------------------- -------------- --------------- ---------------- -------------------

Income per common share -- primary                           $1.12           $0.00            $0.01               $1.23
Income per common share -- fully diluted                     $0.91           $0.00              [1]                 [1]
Weighted average number of shares                        1,953,445       1,946,051        1,946,051           1,934,478
Ratio of earnings to fixed charges                            4.16           (0.12)             .51                (.87)
Coverage deficiency                                            N/A           2,028              636               5,272

[1] Anti-dilutive


                            Balance Sheet Information



                                                  November 30,   February 28,
                                                     1997           1997
                                                     ----           ----
                                                  (in thousands, except per
                                                        share amounts)

       Total assets....................                  $42,567          37,677

       Total liabilities...............                   22,284          19,139

       Working capital.................                    13,552         12,183

       Long-term debt and other long-term obligations...... 7,617          8,162

       Common stock........................................ 2,103          2,103

       Redeemable cumulative convertible Series A           4,760          4,891
       Preferred Stock........................................

       Additional paid-in capital.......................... 3,248          3,248

       Treasury stock......................................  (90)           (90)

       Retained earnings...................................10,262          8,386

       Total Common and Other Stockholders' equity........ 15,523         13,647

       Book value per common share ........................ $8.03          $7.05


                                 PRO FORMA DATA

         The Exchange Offer will not have a material effect on the Company's Consolidated Statements of Operations. However, the Exchange Offer could have a material effect on the Company's cash if the Company is required to redeem, or elects to redeem, the Debentures which have not been tendered. Assuming that the Company has to purchase and redeem up to 33 1/3% in aggregate principal amount of the outstanding Debentures, the total cash requirements of the Exchange Offer will be approximately $2.5 million, as detailed below:
         (i) the Company will have to pay approximately $456,000 to purchase and retire the bonds issued pursuant to the IRB Indenture;
     (ii) the Company will have to pay up to approximately $1.9 million to purchase and redeem up to 33 1/3% of the Debentures; and
         (iii) the Company will have to pay the Cash Payment and the expenses to be incurred in the Exchange Offer of approximately $115,000.

         In addition, if the Restrictive Covenants are eliminated, the Company will have to pay the accrued dividend arrearage on the Series A Preferred Stock of approximately $1.2 million.

         The Company intends to fund these cash requirements with its available cash. In the event that its available cash is not sufficient to cover this requirement, the Company intends to sell some of its marketable securities to satisfy any shortage. The amount of the cash requirement will be decreased to the extent that more than 66 2/3% in aggregate principal amount of Debentures outstanding are tendered for exchange pursuant to the Exchange Offer.

                        PRICE RANGES OF THE COMMON STOCK

         The Company's Common Stock is traded on the over-the-counter market under the symbol (ANDR) with quotes supplied by the National Market System of the NASDAQ. The following table sets forth the high and low bid prices for the Common Stock, as reported on the NASDAQ National Market System, for each quarterly period since March 1, 1995. The stock prices shown represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.



                                                High              Low

Fiscal Year Ended February 29, 1996

First Quarter........................           $6 1/2           $3 3/4

Second Quarter.......................            7                5 1/4

Third Quarter........................            7                3 1/4

Fourth Quarter.......................            6 1/2            5

Fiscal Year Ended February 28, 1997

First Quarter........................            6 1/2            3 3/4

Second Quarter.......................            7                5 1/4

Third Quarter........................            7                3 1/4

Fourth Quarter.......................            6 1/2            5

Fiscal Year Ending February 28, 1998

First Quarter........................            5 1/2            4 1/2

Second Quarter..............................     6 1/4            6

Third Quarter..............................      8                7 1/2

Fourth Quarter through December 23, 1997
                                                 7 1/4            5 1/2

     .........On December 23, 1997, the last reported sales price for the Common
Stock on the NASDAQ National Market System was $5.50 per share.
     .........On  December  23,  1997 there were  approximately  700  holders of record of the Common Stock and the number of outstanding shares of the Common Stock was 1,935,478.
                                    DIVIDENDS

         The Company's ability to pay dividends on the Series A Preferred Stock and the common Stock is currently restricted by the Restrictive Covenants contained in the Indenture and by the provisions of the IRB Indenture. Under these restrictions, the Company will be unable to pay future quarterly dividends on the Series A Preferred Stock or its Common Stock for the foreseeable future. In the event that (i) at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer and (ii) a proposal to amend the Company's Certificate of Incorporation, in order to eliminate certain restrictions on the payment of dividends on the Company's Common Stock and the Series A Preferred Stock and to make certain other changes to the Series A Preferred Stock, is approved by the Company's stockholders at the Special Meeting of Stockholders (See "The Special Meeting of Stockholders"), then the Company shall, in addition to exchanging the Debentures properly tendered to it as described in the above paragraph, purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption. In addition, under certain conditions of the Exchange Offer, the Company may elect to purchase and redeem all the Debentures which have not been tendered.
See "The Exchange Offer - Conditions of the Exchange Offer".

         In the event that all of the outstanding Debentures are either tendered to the Company for exchange pursuant to the Exchange Offer or redeemed by the Company, the Restrictive Covenants contained in the Indenture with respect to the payment of dividends on and repurchases of the Company's capital stock, including the Series A Preferred Stock, would be terminated.

         The Company has the right to repurchase and retire the bonds issued pursuant to the IRB Indenture at any time. If the Company is required to redeem, or elects to redeem, all the Debentures which have not been tendered into the Exchange Offer, it will repurchase and retire the principal amount of bonds issued pursuant to the IRB Indenture before redeeming the Debentures. In the event the Company was unable to retire all of the bonds issued pursuant to the IRB Indenture, the restrictions on dividends contained in the IRB Indenture would remain in full force and effect. See "Restrictive Covenants".

         The amount of accrued but unpaid dividends on the Series A Preferred Stock at November 30, 1997 was approximately $1.2 million in the aggregate, or approximately $4.77 per share. The Company has not paid a dividend on shares of its Common Stock since 1993. If the Restrictive Covenants are eliminated, the Company will be required to pay the accrued dividend arrearage on the Series A Preferred Stock. Irrespective of the restrictions contained in the Indenture and the IRB Indenture, the Company does not intend to pay a dividend on its shares of Common Stock for the foreseeable future.

         Dividends on the Series A Preferred Stock are payable as and when declared by the Board of Directors out of funds legally available therefor. Dividends accrue quarterly on February 28/29, May 31, August 31 and November 30 of each year. The dividend rate on the Series A Preferred Stock is an adjustable rate that is based on the operating income of J.M. Ney, but which rate will in no event be less than $0.1875 per share per quarter and no more than $0.4375 per share per quarter. The Company intends to call a Special Meeting of its stockholders to consider and vote upon the Proposal to amend and restate the Company's Certificate of Incorporation to modify the terms of the Series A Preferred Stock in order to change the dividend payment rate and to eliminate the mandatory redemption feature. See "The Special Meeting of Stockholders".

         As a result of losses incurred in fiscal years 1993, 1994 and 1995 and redemptions or repurchases of the Series A Preferred Stock in fiscal years 1992, 1993, 1994, 1995, 1996, 1997 and 1998 at prices ranging from $12.25 to $18.00 per share, the Restrictive Covenants have prevented the Company from declaring or paying dividends on its Series A Preferred Stock since April 15, 1993. See "Recent Developments Concerning the Debentures" and "Restrictive Covenants". Nevertheless, dividends have been accrued during this period at the minimum annual rate per share of $.75 for the fiscal years 1994 and 1995, at $.78 per share for fiscal year 1996, at $1.24 per share for fiscal year 1997, and at $1.25 per share for the nine month period ended November 30, 1997.

                               THE EXCHANGE OFFER

Terms of the Exchange Offer

         The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying applicable Letter of Transmittal, to exchange Debentures for a like principal amount of its New Debentures and the Cash Payment as set forth below:


                               The holder of such
                             Debenture will receive:


         Debenture. . . . . . . . . . .  . . . . $1,000 principal amount of New
                                                     Debentures and $10.00 cash

         In the event that at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company shall (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and, except as provided in the next paragraph, (ii) have the right, but not the obligation, to purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         In the event that (i) at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer and (ii) a proposal to amend the Company's Certificate of Incorporation, in order to eliminate certain restrictions on the payment of dividends on the Company's Common Stock and the Series A Preferred Stock and to make certain other changes to the Series A Preferred Stock, is approved by the Company's stockholders at the Special Meeting of Stockholders (See "The Special Meeting of Stockholders"), then the Company shall, in addition to exchanging the Debentures properly tendered to it as described in the above paragraph, purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         In the event that less than 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company has the right, but not the obligation, to (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and/or (ii) purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         The Exchange Offer is, however, subject to certain other customary terms and conditions set forth herein and in the accompanying applicable Letter of Transmittal. See "- Conditions of the Exchange Offer", below and "The Special Meeting of Stockholders". Subject to the foregoing, the Company will accept any and all Debentures properly tendered in the Exchange Offer prior to the Expiration Date. Tendered Debentures accepted by the Company for exchange will be retired.

         In the event that the Company modifies the consideration offered for the Debentures in the Exchange Offer, the modified consideration would be paid with regard to all Debentures tendered and accepted in the Exchange Offer. If the consideration is modified, the Exchange Offer will remain open at least ten business days from the date the Company first gives notice, by public announcement or otherwise, of such modification, if and to the extent required by applicable law.

         As of November  30,  1997,  $5,665,000  aggregate  principal  amount of
Debentures were outstanding. This Offering Circular, together with the applicable Letter of Transmittal, is first being sent to all holders of record of Debentures as of January 9, 1998.

         As discussed above, in the event that all of the outstanding Debentures are either tendered to the Company for exchange pursuant to the Exchange Offer or redeemed by the Company, the Restrictive Covenants contained in the Indenture with respect to the payment of dividends on and repurchases of the Company's capital stock, including the Series A Preferred Stock, would be terminated.

         Tendering Debentureholders will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Debentures pursuant to the Exchange Offer. The Company will pay all reasonable charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "- Payment of Expenses", below.

     Tenders of Less than Entire Principal Amount Represented by Certificate for Debentures
         To the extent that less than the entire principal amount of Debentures represented by a certificate for Debentures is tendered for exchange, and the Company does not purchase and redeem all Debentures which have not been so tendered, the registered owner shall receive a new certificate representing Debentures in the principal amount not tendered for exchange.

Expiration Date; Extensions; Termination; Amendments

         The Exchange Offer will expire at 5:00 P.M., Eastern Standard Time, on February 19, 1998, subject to extension by the Company by notice to the Exchange Agent as herein provided (the "Expiration Date"). The Company reserves the right to extend the Exchange Offer at its discretion, in which event the term "Expiration Date" with regard to the extended Exchange Offer shall mean the time and date on which such Exchange Offer as so extended shall expire. The Company shall notify the Exchange Agent of any extension by written notice and shall make a public announcement thereof, prior to 9:00 A.M., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date.

         The Company reserves the right (i) to delay accepting any Debentures for exchange, to extend or to terminate the Exchange Offer and not accept for exchange any Debentures if any of the events set forth below under the caption "- Conditions of the Exchange Offer" shall have occurred and shall not have been waived by the Company, by giving written notice of such delay or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer. Any such delay in acceptance for exchange, extension, termination or amendment will be followed as promptly as practicable by public announcement thereof. If the consideration offered in the Exchange Offer is modified, the Exchange Offer will remain open at least ten additional business days from the date the Company first gives notice, by public announcement or otherwise, of such modification. If the Exchange Offer is amended in any other manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the Debentureholders of such amendment and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to Debentureholders, if the Exchange Offer would otherwise expire during such five to ten business day period. The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under "- Conditions of the Exchange Offer".

Procedures for Tendering

         The acceptance by a Debentureholder of the Exchange Offer pursuant to one of the procedures set forth below will constitute an agreement between such Debentureholder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

         To be tendered effectively, certificates for Debentures, together with the properly completed Letter of Transmittal, executed by the Debentureholder of record or its assignee and any other documents required by the Letter of Transmittal, must be received by the Exchange Agent at the address set forth on the last page hereof prior to the Expiration Date, except as otherwise provided below under "Guaranteed Delivery Procedure". LETTERS OF TRANSMITTAL AND CERTIFICATES FOR DEBENTURES SHOULD BE SENT TO THE EXCHANGE AGENT AND NOT TO THE COMPANY.

         Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Debentures tendered or withdrawn pursuant thereto are tendered (i) by a Debentureholder of record who has not completed the box entitled "Special Issuance and Delivery Instructions" on the Letter of Transmittal or (ii) for the account of a firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank, credit union, savings association or trust company having an office in the United States (each, an "Eligible Institution").

         In the event a signature is required to be guaranteed in connection with the above, the signature of the record holder on the endorsement or instrument of assignment and transfer must correspond with the name as written upon the face of the certificate in every particular and must be guaranteed by a guarantor that is a member of a "Signature Guarantee Program" recognized by the Exchange Agent; i.e., Securities Transfer Agents Medallion Program, Stock Exchanges Medallion Program and New York Stock Exchanges Medallion Signature Program.

         The method of delivery of certificates of Debentures and other documents to the Exchange Agent is at the election and risk of the holder. If such delivery is by mail, it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent prior to the Expiration Date.

         If the Letter of Transmittal is signed by a person other than a holder of record of any certificate(s) listed therein, such certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder or holders appear on the certificate(s).

         If the Letter of Transmittal or Notice of Guaranteed Delivery or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Debentures will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender as to particular Debentures. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. Neither the Company nor the Exchange Agent shall be under any duty to give notification of defects in such tenders or shall incur any liabilities for failure to give such notification. Tenders of Debentures will not be deemed to have been made until such irregularities have been cured or waived. Any Debentures received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Debentureholder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

Guaranteed Delivery Procedure

         If a Debentureholder desires to tender his or her Debentures and the certificate(s) representing such Debentures are not immediately available, or time will not permit such Debentureholder's certificate(s) or any other required documents to reach the Exchange Agent before the Expiration Date, a tender may be effected if:

                  (i)      The tender is made through an Eligible Institution;

                  (ii) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery by mail or hand delivery, setting forth the name and address of the Debentureholder and the principal amount of Debentures tendered, stating that the tender is being made thereby and guaranteeing that, within three over-the-counter market trading days after the Expiration Date, the certificate(s) representing such principal amount of Debentures, together with the Letter of Transmittal that has been properly completed and duly executed, and all other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

                  (iii) The certificate(s) for all tendered Debentures, as well as the Letter of Transmittal that has been properly completed and duly executed, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three over-the-counter market trading days after the Expiration Date.

Conditions of the Exchange Offer

         In the event that at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company shall (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and, except as provided in the next paragraph, (ii) have the right, but not the obligation, to purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         In the event that (i) at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer and (ii) a proposal to amend the Company's Certificate of Incorporation, in order to eliminate certain restrictions on the payment of dividends on the Company's Common Stock and the Series A Preferred Stock and to make certain other changes to the Series A Preferred Stock, is approved by the Company's stockholders at the Special Meeting of Stockholders (See "The Special Meeting of Stockholders"), then the Company shall, in addition to exchanging the Debentures properly tendered to it as described in the above paragraph, purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         In the event that less than 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company has the right, but not the obligation, to (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and/or (ii) purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         The Company will not be required to accept for exchange any Debentures not theretofore accepted for exchange or exchanged, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Debentures, if any of the following conditions exist:


                  (i) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer that, in the sole judgment of the management of the Company, may have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

                  (ii) there shall have occurred (A) any general suspension of, or limitation on prices for, trading in securities listed on the over-the-counter market; (B) a declaration of a banking moratorium by United States, New York or Connecticut authorities; or (C) a commencement of a war, armed hostilities or other international or national emergency directly or indirectly involving the United States.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such conditions or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. Any determination by the Company concerning the events described above will be final and binding upon all parties.

     Acceptance of Debentures for Exchange; Delivery of New Debentures and the Cash Payment
         Upon the terms and subject to the conditions of the Exchange Offer (see "- Conditions of the Exchange Offer", above), the Company will accept any and all Debentures properly tendered pursuant to the Exchange Offer and not properly withdrawn. The Company will cause the Exchange Agent to deliver the New Debentures and the Cash Payment issued pursuant to the Exchange Offer promptly after the Expiration Date. The Cash Payment will be in the form of a check made payable to the registered owner or its assignee of the tendered Debenture.

         If any tendered Debentures are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Debentures will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Withdrawal Rights

         Any Debentureholder of record or its assignee who has tendered Debentures may withdraw that tender prior to the Expiration Date, and, unless previously accepted for exchange by the Company, after 5:00 P.M., Eastern Standard Time, on March 27, 1998, by delivery of written notice of withdrawal to the Exchange Agent.

         To be effective, a written notice of withdrawal must be timely received by the Exchange Agent at the address set forth on the last page hereof, must have a guaranteed signature included thereon (unless not required by the terms set forth above under "- Procedures for Tendering") and must specify the name of the person having tendered the Debentures to be withdrawn and the aggregate principal amount of Debentures to be withdrawn. If certificates have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers of the particular certificate(s) evidencing the Debentures withdrawn must also be so furnished to the Exchange Agent as aforesaid prior to the physical release of the certificate(s) for the withdrawn Debentures. Withdrawals of tenders of Debentures may not be rescinded, and any Debentures withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer; provided, however, that withdrawn Debentures may be retendered by again following one of the procedures described herein so long as the retender is proper and made prior to the Expiration Date.

         All questions as to the validity (including time of receipt) of notices of withdrawal will be determined by the Company, whose determination will be final and binding. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Exchange Agent

         The Chase Manhattan Bank has been appointed as the Exchange Agent for the Exchange Offer. Requests for information concerning procedures for tendering Debentures or for additional copies of this Offering Circular or the Letter of Transmittal should be directed to the Exchange Agent. For further information concerning the Company or the terms of the Exchange Offer, please contact Mr. Franklin R. Stoner at (860) 242-0761.

Payment of Expenses

         The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Circular and related documents to the beneficial owners of Debentures and in handling or forwarding tenders for their customers.

         The cash expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and printing, accounting and legal fees, will be paid by the Company and are estimated at $60,000.

         The Company will pay all transfer taxes, if any, applicable to the transfer and sale of Debentures to it or its order pursuant to the Exchange Offer. If, however, Debenture certificates or substitute Debenture certificates for any excess principal amount of Debentures not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Debentures tendered hereby, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the transfer and sale of Debentures to the Company or its order pursuant to the Exchange Offer, the amount of any such transfer taxes (whether imposed on the holder of record or any other persons) will be payable by the tendering Debentureholder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted herewith, the amount of such transfer taxes will be billed directly to such tendering Debentureholder.

                        FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of the anticipated federal income tax consequences to the Debentureholders who exchange their Debentures for New Debentures and the Cash Payment. This discussion is based upon the Internal
Revenue Code of 1986, as amended (the "Code"), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service (the "IRS") and judicial decisions, all as of the date hereof. All of the foregoing are subject to change and any such change may be retroactively applied. This discussion does not purport to address all of the federal income tax consequences that may be applicable to particular categories of Debentureholders, some of which may be subject to special rules.

         DEBENTUREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX CONSIDERATIONS RELEVANT TO THEM.

         The exchange of the Debentures for New Debentures and the Cash Payment is made pursuant to a reorganization in the form of a "recapitalization" within the meaning of ss. 368 of the Code. Section 354 of the Code provides that no gain or loss shall be recognized if stock or securities in a corporation which is a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation. Section 356 of the Code provides that receipt of money, in addition to stock or securities, in an exchange to which ss. 354 of the Code would otherwise apply, will cause the recognition of realized gain (but not loss) in an amount not in excess of the sum of the money received.

         The Company is of the opinion that the New Debentures are "securities" within the meaning of ss. 354 of the Code. Receipt of the Cash Payment will require the recognition of a New Debentureholder's realized gain, if any, (but not loss) only to the extent of the Cash Payment received. A New Debentureholder's realized gain is the excess of the amount realized on the exchange by the New Debentureholder over the exchanging Debentureholder's adjusted tax basis in the Debentures surrendered. The amount of gain recognized by a New Debentureholder will be treated as capital gain if the Debentures were held as capital assets within the meaning of ss. 1221 of the Code. The treatment of capital gain as long-term capital gain or short-term capital gain depends upon the Debentureholder's holding period for the Debentures.


         For purposes of determining gain or loss on a subsequent disposition of the New Debentures, a holder of New Debentures will have an adjusted tax basis in the New Debentures equal to the adjusted tax basis in the Debentures surrendered, decreased by the amount of the Cash Payment received, and increased by the amount of gain recognized on the exchange of the Debentures for New Debentures. The holding period for the New Debentures will include the period for which the Debentures were held. Holders of New Debentures will include Interest Payments in their income according to their own methods of accounting.





         Pursuant to existing judicial and administrative authority, a subsequent conversion of New Debentures into the Common Stock of the Company will not be a taxable event. A holder of Common Stock received as a result of the conversion of the New Debentures will take a tax basis in the Common Stock equal to the holder's adjusted tax basis in the New Debentures. The holding period of the Common Stock received as a result of the exercise of the conversion right in the New Debentures will include the holding period for the New Debentures (which, as mentioned above, includes the holding period of the Debentures for which they were exchanged).


         Upon the sale, exchange, or retirement of a New Debenture, the New Debentureholder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such holder's adjusted tax basis in the New Debenture. The amount of gain recognized by a New Debentureholder will be treated as capital gain if the New Debentures are held as capital assets within the meaning of ss. 1221 of the Code. The treatment of capital gain as long-term capital gain or short-term capital gain depends upon the New Debentureholder's holding period for the New Debentures, which shall include the holding period of the Debentures for which they were exchanged.


                          DESCRIPTION OF NEW DEBENTURES

         The New Debentures will be issued under an Indenture (the "New Indenture"), between the Company and The Chase Manhattan Bank (the "Trustee"). The statements under this caption are brief summaries of certain provisions of the New Indenture, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the New Indenture, including the definitions therein of certain terms. Whenever particular sections of the New Indenture or terms that are defined in the New Indenture are referred to herein, it is intended that such sections or defined terms shall be incorporated by reference herein.

General

         The New Debentures will be newly issued in the Exchange Offer and will be limited to an aggregate principal amount authorized of $5,665,000 and will be issuable only in registered form under the New Indenture. The aggregate principal amount of New Debentures to be issued will be determined based upon the principal amount of the Debentures tendered and accepted by the Company pursuant to the Exchange Offer. The New Debentures will be pari passu with the Debentures in right of payment.

         The New Debentures will mature on October 15, 2007. Interest on the New Debentures will be paid from October 15, 1997 and will be payable semi-annually on April 15 and October 15 of each year, to the persons in whose names the New Debentures are registered at the close of business on the day 15 days prior to the payment date, at 10 1/2% per annum. Principal of and interest on the New Debentures will be payable by check mailed to the registered address of the person entitled thereto.

         The New Debentures constitute unsecured, subordinated indebtedness of the Company. The New Debentures are issued in minimum denominations of $1,000. No service charge will be made for any transfer or exchange of the New Debentures, but the Company may require the payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Subordination

         The New Debentures will be subordinated and subject in right of payment to the prior payment in full of the principal of (and premium, if any) and interest on all Senior Indebtedness (as defined), provided that certain payments on the New Debentures may be made, subject to the specific limitations set forth in the New Indenture. The New Indenture provides that if there shall have occurred a default in the payment of the principal of (or premium, if any) or interest on any Senior Indebtedness, or if there shall have occurred an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if such payment would itself constitute such an event of default, then, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist, no payment shall be made by the Company on account of principal of or interest on the New Debentures or on account of the purchase or other acquisition of the New Debentures. The New Indenture further provides that, upon any distribution of all or substantially all of the assets of the Company, or upon any dissolution, winding up or liquidation of the Company, or upon any reorganization, readjustment, arrangement or similar proceeding relating to the Company or its property, whether in bankruptcy, insolvency or receivership proceedings or otherwise, or upon any assignment by the Company for the benefit of creditors, or upon any other marshalling of the assets and liabilities of the Company, the holders of all Senior Indebtedness shall first be paid in full in cash or money's worth all amounts due or to become due thereon before any payment is made on account of the principal of or interest on the New Debentures. By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness or of the New Debentures may recover less, ratably, than the holders of Senior Indebtedness and may recover more, ratably, than the holders of the New Debentures.

         The term "Senior Indebtedness" is defined to mean the principal of (and premium, if any) and interest on indebtedness for money borrowed outstanding on the date of the New Indenture or thereafter created, assumed or incurred for the payment of which the Company is at the time of determination responsible or liable as obligor, guarantor, or otherwise, other than the New Debentures, the Debentures, and any other such indebtedness with respect to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is, to any extent or in any manner, subordinated to or subject in right of payment to the prior payment in full of any other indebtedness or obligation of the Company. At November 30, 1997, the Company had approximately $700,000 (including approximately $456,000 principal amount of bonds outstanding which were issued pursuant to the IRB Indenture) in aggregate principal amount of outstanding indebtedness that would constitute Senior Indebtedness under the New Indenture. The New Indenture does not contain any limitations on the amount of Senior Indebtedness which may be incurred by the Company so long as the Company is in compliance with the covenants described below.

Conversion

         The New Indenture provides that New Debentureholders have the right to convert each $1,000 principal amount of New Debentures into shares of Common Stock at a price of $16.17 aggregate principal amount of New Debentures for each share of Common Stock. The conversion price is subject to certain adjustments, among them, provision for stock dividends, stock splits and reclassifications of the Common Stock. The Company will pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on conversions of New Debentures. However the Company is not required to pay any tax which may be payable in respect of any registration of transfer involved in the issue or delivery of Common Stock in a name other than that of the holder of the New Debentures to be converted.

Optional Redemption

         The New Debentures are not subject to optional redemption.

Sinking Fund

         The Debentures are subject to mandatory redemption through operation of a sinking fund in the amount of 10% of the aggregate principal amount of New Debentures issued pursuant to the Exchange Offer on each October 15, through October 15, 2006, at 100% of the principal amount thereof, plus accrued interest to the date fixed for redemption.

Satisfaction and Discharge of the Indenture

         The New Indenture will be discharged upon payment in full of all of the New Debentures, or upon deposit with the New Debenture Trustee, in trust, of money in an amount sufficient to pay the principal and each installment of interest of such New Debentures, on the stated maturity of such payments in accordance with the terms of the New Indenture and the New Debentures.

The Trustee

         The Chase Manhattan Bank is the Trustee under the New Indenture and the Indenture, and is also the Exchange Agent.

         The New Indenture and the provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise.

Covenants

         The New Indenture does not contain the Restrictive Covenants.

Merger and Consolidation

         The New Indenture provides that the Company may, without the consent of the holders of the New Debentures, consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case: (i) the successor corporation shall be a domestic corporation and such corporation shall assume by a supplemental indenture all the Company's obligations under the New Indenture; and (ii) immediately after giving effect to such transaction, no default shall have occurred and be continuing. Upon compliance with these provisions by a successor corporation, the Company would be relieved of its obligations under the New Indenture, but the predecessor Company in the case of a transfer or lease shall not be released from the obligation to pay the principal of, Redemption Price, if applicable, and premium, if any, and interest on the New Debentures.

Events of Default

         The following events are defined in the New Indenture as "Events of Default": (i) default in the payment of interest or any mandatory sinking fund payment when due and continuance of such default for a period of 30 days; (ii) default in the payment of principal; (iii) default in the performance of any covenant in the New Indenture for 60 days after notice; and (iv) certain events of bankruptcy, insolvency or reorganization. If an Event of Default shall occur and be continuing, either the Trustee or the holders of at least one-third in principal amount of the outstanding New Debentures may accelerate the maturity of all New Debentures. Under the New Indenture, the Company will be required to furnish to the Trustee annually a statement by certain officers of the Company to the effect that to the best of their knowledge, the Company is not in default in the fulfillment of any of its obligations under the New Indenture or, if there has been such a default or defaults, specifying each such default.

         The holders of a majority in principal amount of the outstanding New Debentures have the right, subject to certain limitations, to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, and to waive certain defaults. The New Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the New Indenture, and use the same degree of skill and care on their exercise as a prudent person would exercise or use under the circumstances in the conduct of his, her or its own affairs. Subject to certain provisions of the New Indenture, the Trustee is under no obligation to exercise any of its rights or powers under the New Indenture at the request of any of the holders of the New Debentures unless they have offered to the Trustee reasonable security or indemnity against the costs, expenses, and liabilities which might be incurred by it in compliance with such request.

Modification of the New Indenture

         With certain exceptions, the New Indenture may be modified or amended with the consent of the holders of not less than a majority in principal amount of the outstanding New Debentures; provided, however, that no such modification or amendment may be made without the consent of the holder of each Debenture affected which would: (i) reduce the principal amount of or the interest on any Debenture, change the stated maturity of the principal of, or any installment of interest on, any Debenture, or change the other terms of payment or modify the provisions of the New Indenture with respect to subordination in a manner adverse to the holders of the New Debentures; or (ii) reduce the percentage of New Debentures, the consent of the holders of which is required to modify or amend the New Indenture or to waive certain past defaults.

                            DESCRIPTION OF DEBENTURES

         The following summaries of certain provisions of the Debentures and Indenture do not purport to be complete and are subject to, and qualified in their entirety by reference to, the provisions of the Indenture, including the definition therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, it is intended that such Sections or defined terms shall be incorporated herein by reference.

General

         The Debentures were issued in registered form in an aggregate principal amount of $10,000,000 under the Indenture, dated as of October 15, 1982, from the Company to The Chase Manhattan Bank, as successor to Shawmut Bank Connecticut, N.A., as successor to the Hartford National Bank and Trust Company.

         The Debentures mature on October 15, 2002. Interest on the Debentures is payable semi-annually on April 15 and October 15 of each year to the persons in whose names the Debentures are registered at the close of business on the day 15 days prior to the payment date, at 10 1/2% per annum. Principal of and interest on the Debentures is payable at certain offices or agencies of the Company or by check mailed to the registered address of the person entitled thereto.

         The Debentures constitute unsecured, subordinated indebtedness of the Company. The Debentures are issued in minimum denominations of $1,000. No service charge will be made for any transfer or exchange of Debentures, but the Company may require the payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Subordination

         The Debentures are subordinated and subject in right of payment to the prior payment in full of the principal of (and premium, if any) and interest on all Superior Indebtedness (as defined), provided that certain payments on the Debentures may be made, subject to the specific limitations set forth in the Indenture. The Indenture provides that if there shall have occurred a default in the payment of the principal of (or premium, if any) or interest on any Superior Indebtedness, or if there shall have occurred an event of default with respect to any Superior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if such payment would itself constitute such an event of default, then, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist, no payment shall be made by the Company on account of principal of or interest on the Debentures or on account of the purchase or other acquisition of Debentures. The Indenture further provides that, upon any payment by the Company or distribution of assets of the Company upon any dissolution, winding up or liquidation of the Company, or upon any reorganization relating to the Company, whether in bankruptcy, insolvency or receivership proceedings or otherwise, the holders of all Superior Indebtedness shall first be paid in full in cash or money's worth all amounts due or to become due thereon before any payment is made on account of the principal, premium or interest on the Debentures. By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Superior Indebtedness or of the Debentures may recover less, ratably, than the holders of Superior Indebtedness and may recover more, ratably, than the holders of Debentures.

         The term "Superior Indebtedness" is defined to mean the principal of (and premium, if any) and interest on indebtedness for money borrowed outstanding on the date of the Indenture or thereafter created, assumed or incurred for the payment of which the Company is at the time of determination responsible or liable as obligor, guarantor, or otherwise, and any other such indebtedness with respect to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is not superior in right of payment to the Debentures. At November 30, 1997, the Company had approximately $700,000 (including approximately $456,000 principal amount of bonds outstanding which were issued pursuant to the IRB Indenture) in aggregate principal amount of outstanding indebtedness that would constitute Superior Indebtedness under the Indenture. The Indenture does not contain any limitations on the amount of Superior Indebtedness which may be incurred by the Company.

Optional Redemption

         The Debentures are redeemable at any time at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days notice, given as provided in the Indenture, at 100% of the principal amount thereof, plus accrued interest to the date fixed for redemption.

Sinking Fund

         The Debentures are subject to mandatory redemption through operation of a sinking fund in the amount of $834,000 on each October 15 through October 15, 2001, at 100% of the principal amount thereof, plus accrued interest to the date fixed for redemption. In addition, the Company may at its option, on each October 15 through October 15, 2001, pay to the Debenture Trustee as and for an optional sinking fund, up to $834,000 to be applied to the redemption of Debentures.

Conversion

         The Indenture provides that Debentureholders have the right to convert each $1,000 principal amount of Debentures into shares of Common Stock at a price of $16.17, as adjusted for a 3 for 2 stock split, aggregate principal amount of Debentures for each share of Common Stock. The conversion price is subject to certain adjustments, among them, provision for stock dividends, stock splits and reclassifications of the Common Stock. The Company will pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on conversions of Debentures. However the Company is not required to pay any tax which may be payable in respect of any registration of transfer involved in the issue or delivery of Common Stock in a name other than that of the holder of the Debentures to be converted.

Satisfaction and Discharge of the Indenture

         The Indenture will be discharged upon payment in full of all of the Debentures, or upon deposit with the Debenture Trustee, in trust, of money in an amount sufficient to pay the principal and each installment of interest of such Debentures, on the stated maturity or the redemption date in accordance with the terms of the Indenture and the Debentures.

The Debenture Trustee

         The Chase Manhattan Bank is the Trustee under the Indenture and the New Indenture, and is also the Exchange Agent.

         The Indenture and the provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Debenture Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Debenture Trustee is permitted to engage in other transactions; provided, however, that if the Debenture Trustee acquires any conflicting interest (as such conflicting interests are defined in the Indenture) it must eliminate such conflict or resign.

Covenants

         The Indenture contains, among others, a covenant which restricts payment of dividends on or repurchases of the Company's capital stock. See "Restrictive Covenants" and "Purposes of the Exchange Offer" for a discussion of this covenant and its effect on the Company's ability to consummate the Exchange Offer.

Merger and Consolidation

         The Indenture provides that the Company may, without the consent of the holders of the Debentures, consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case: (i) the successor corporation shall be a domestic corporation and such corporation shall assume by a supplemental indenture all the Company's obligations under the Indenture; and
(ii) immediately after giving effect to such transaction, no default shall have occurred and be continuing. Upon compliance with these provisions by a successor corporation, the Company would be relieved of its obligations under the Indenture.

Events of Default

         The following events are defined in the Indenture as "Events of Default": (i) default in the payment of interest when due and continuance of such default for a period of 30 days; (ii) default in making any sinking fund payment and continuance of such default for a period of 30 days; (iii) default in the payment of principal at maturity, except any maturity occurring by reason of a call for redemption through the sinking fund; (iv) default in the performance of any covenant in the Indenture for 60 days after notice; and (v) certain events of bankruptcy, insolvency or reorganization. If an Event of Default shall occur and be continuing, either the Debenture Trustee or the holders of not less than 25% in principal amount of the outstanding Debentures may accelerate the maturity of all Debentures.

         The Indenture provides that in case an Event of Default shall occur and be continuing, the Debenture Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of skill and care in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his, her or its own affairs. Subject to certain provisions of the Indenture, the Debenture Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debentures unless they have offered to the Trustee reasonable security or indemnity against the costs, expenses, and liabilities which might be incurred by it in compliance with such request.

Modification of the Indenture

         With certain exceptions, the Indenture may be modified or amended with the consent of the holders of not less than a 66 2/3% in principal amount of the outstanding Debentures; provided, however, that no such modification or amendment may be made without the consent of the holder of each Debenture affected which would: (i) reduce the principal amount of or the rate of interest on any Debenture, change the stated maturity of the principal of, or any installment of interest on, any Debenture, or adversely affect the right to convert the Debentures; or (ii) reduce the percentage of Debentures, the consent of the holders of which is required to modify or amend the Indenture or to waive certain past defaults.

                          DESCRIPTION OF CAPITAL STOCK
General

         The authorized capital stock of the Company consists of 6,000,000 shares of Common Stock, no par value (the "Common Stock"), of which 1,934,478 shares were issued and outstanding at November 30, 1997, 800,000 shares of redeemable cumulative convertible Series A Preferred Stock of which 256,448 shares of Series A Preferred Stock were issued and outstanding at November 30, 1997, and 200,000 shares of Series A Preferred Stock, no par value, no shares of which were issued and outstanding at November 30, 1997.

         The Debentures and the New Debentures are convertible into shares of the Company's Common Stock. The following is a brief summary of certain rights and provisions of the Company's Common Stock.

Common Stock

         Each share of the Company's Common Stock is entitled to participate pro rata in distributions upon liquidation and to one vote on all matters submitted to a vote of the shareholders. Dividends may be paid to the holders of the Company's Common Stock when and if declared by the Board of Directors out of funds legally available therefor. The Company has not paid a dividend on shares of its Common Stock since 1993. The Company does not intend to pay a dividend on its shares of Common Stock for the foreseeable future. The Company's ability to pay dividends on its Common Stock is subject to the same Restrictive Covenants as its ability to pay dividends on the Series A Preferred Stock. See "Recent Developments Concerning the Series A Preferred Stock", "Restrictive Covenants", "Purposes and Effects of the Exchange Offer" and "Description of the Series A Preferred Stock". Holders of the Company's Common Stock have no preemptive or similar rights.


         The shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all the Directors if they so choose, and in such event, the holders of the remaining shares cannot elect any Directors.

         Holders of Common Stock do not have any right to subscribe to any additional securities which may be issued by the Company. Outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

         The transfer agent and the registrar for the Common Stock is Registrar and Transfer Company.

                             The Exchange Agent is:
                            The Chase Manhattan Bank

                 Delivery of all Debentures to be exchanged should be made to the Exchange Agent:


By Mail/Overnight Delivery:                                       By Hand:
The Chase Manhattan Bank                                The Chase Manhattan Bank
  450 West 33rd Street                                     450 West 33rd Street
      8th Floor                                                 8th Floor
  New York, NY 10001                                         New York, NY 10001
  Attn: Kevin Young                                          Attn: Kevin Young



                              For Information Call:
                                 (800) 355-2663











                              ANDERSEN GROUP, INC.

                              LETTER OF TRANSMITTAL

                                  To Accompany

              10 1/2% Convertible Subordinated Debentures due 2002

--------------------------------------------------------------------------------
         THE EXCHANGE OFFER (AS DEFINED BELOW) WILL EXPIRE AT 5:00 P.M.,
      EASTERN STANDARD TIME, ON THURSDAY FEBRUARY 19, 1998, UNLESS EXTENDED
           (SUCH TIME AND DATE, THE "EXPIRATION DATE"). TENDERS MAY BE
               WITHDRAWN PRIOR TO THE EXPIRATION DATE, AND, UNLESS
                       PREVIOUSLY ACCEPTED FOR EXCHANGE BY
                        ANDERSEN GROUP, INC., AFTER 5:00
                         P.M., EASTERN STANDARD TIME, ON
                                 MARCH 27, 1998.
--------------------------------------------------------------------------------

                  To: The Chase Manhattan Bank, Exchange Agent
By Mail/Overnight Delivery:                                   By Hand:

 The Chase Manhattan Bank                              The Chase Manhattan Bank
  450 West 33rd Street                                   450 West 33rd Street
     8th Floor                                                8th Floor
  New York, NY 10001                                       New York, NY 10001
 Attn: Kevin Young                                         Attn: Kevin Young

                              For Information Call:
                                 (800) 355-2663

         The undersigned acknowledges that he, she or it has received and reviewed the Offering Circular, dated January 9, 1998 (the "Offering Circular"), of Andersen Group, Inc., a Connecticut corporation (the "Company"), and this Letter of Transmittal (the "Letter"), which together constitute the Company's offer (the "Exchange Offer") to exchange $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2007 (the "New Debentures") and $10.00 cash (the "Cash Payment") for each $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2002 (the "Debentures").

         In the event that at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company shall (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and, except as provided in the next paragraph, (ii) have the right, but not the obligation, to purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         In the event that (i) at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer and (ii) a proposal to amend the Company's Certificate of Incorporation, in order to eliminate certain restrictions on the payment of dividends on the Company's Common Stock and the Series A Preferred Stock and to make certain other changes to the Series A Preferred Stock, is approved by the Company's stockholders at the Special Meeting of Stockholders (See "The Special Meeting of Stockholders" in the Offering Circular), then the Company shall, in addition to exchanging the Debentures properly tendered to it as described in the above paragraph, purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

         In the event that less than 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company has the right, but not the obligation, to (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and/or (ii) purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption. The Exchange Offer is also subject to certain customary conditions, any or all of which may be waived by the Company.

         The Company reserves the right to extend the Exchange Offer at its discretion, in which event the term "Expiration Date" shall mean the time and date on which the Exchange Offer as so extended shall expire. The Company shall notify the Exchange Agent of any extension by written notice and shall make a public announcement thereof, prior to 9:00 A.M., eastern standard time, on the next business day after the previously scheduled Expiration Date.

         In the event that the Company modifies the consideration offered for the Debentures tendered and accepted in the Exchange Offer, the modified consideration would be paid with regard to all Debentures tendered and accepted in the Exchange Offer. If the consideration is modified, the Exchange Offer will remain open at least ten business days from the date the Company first gives notice, by public announcement or otherwise, of such modification, if and to the extent required by applicable law.

         The undersigned has completed the appropriate forms contained herein and signed this Letter to indicate the action the undersigned desires to take with respect to the Exchange Offer.

               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

         Upon the terms and subject to the conditions of the Exchange Offer, the undersigned hereby tenders to the Company the aggregate principal amount of Debentures indicated below. Subject to, and effective upon, the Company's acceptance for exchange of the Debentures tendered hereby, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to any Debentures as are being tendered hereby. The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that said Exchange Agent also acts as the agent of the Company) with respect to the Debentures with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:
(a) deliver certificates representing Debentures and deliver all accompanying evidences of transfer and authenticity to or upon the order of the Company upon receipt by the Exchange Agent, as the undersigned's agent, of the New Debentures and the Cash Payment to which the undersigned is entitled upon the acceptance by the Company of Debentures under the Exchange Offer; (b) present certificates for cancellation and transfer of Debentures on the Company's books; and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of Debentures, all in accordance with the terms of the Exchange Offer.

         The undersigned represents and warrants that (a) the undersigned has full power and authority to tender, sell, assign and transfer the Debentures tendered hereby and that the Company will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim; (b) on request, the undersigned will execute and deliver any additional documents the Exchange Agent deems necessary or desirable to complete the assignment, transfer and purchase of the Debentures tendered hereby; and (c) the undersigned has read and agrees to all the terms of the Exchange Offer. All authority conferred or agreed to be conferred in this Letter and every obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned.

         The undersigned understands that each $1,000.00 principal amount of properly tendered and not withdrawn Debenture will be exchanged for $1,000 principal amount of New Debentures and the Cash Payment (or such other consideration as may be set forth in an amendment to the Offering Circular), upon the terms and subject to the conditions of the Offering Circular.

         The undersigned recognizes that the Exchange Offer is conditioned upon the satisfaction of certain conditions specified in the Offering Circular. The undersigned further recognizes that the Company may waive any or all of these conditions.

         The undersigned recognizes that tenders of Debentures pursuant to any one of the procedures described under the captions "The Exchange Offer - Procedures for Tendering" and "-Guaranteed Delivery Procedure" in the Offering Circular and in the instructions hereto will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Exchange Offer.

         The undersigned recognizes that under certain circumstances set forth in the Offering Circular the Company may not accept Debentures tendered by the undersigned. Debentures not accepted by the Company or withdrawn will be returned to the undersigned at the address specified in the first column of the table below entitled "Description of Debentures" unless otherwise indicated under "Special Delivery Instructions" below.

         This tender may be withdrawn only in accordance with the procedures set forth in the Instructions contained in this Letter of Transmittal.

         Unless otherwise indicated in the box entitled "Special Delivery Instructions" or the box entitled "Special Issuance and Delivery Instructions" on the following pages, please send the New Debentures and the Cash Payment for the tendered Debentures to the undersigned at the address shown below the signature of the undersigned. The undersigned recognizes that the Company has no obligation pursuant to the "Special Issuance and Delivery Instructions" to transfer any Debentures from the name of the registered holder thereof if the Company does not accept any of the Debentures so tendered.

         THE UNDERSIGNED, BY COMPLETING THE BOX ENTITLED "DESCRIPTION OF DEBENTURES" ON THE FOLLOWING PAGES AND SIGNING THIS LETTER, WILL BE DEEMED TO HAVE TENDERED THE DEBENTURES AS SET FORTH IN SUCH BOX ON THE FOLLOWING PAGES.



     IMPORTANT: THIS LETTER OF TRANSMITTAL (TOGETHER WITH THE CERTIFICATES FOR DEBENTURES AND ALL OTHER REQUIRED DOCUMENTS) OR A NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE.

--------------------------------------------------------------------------------
                                PLEASE SIGN HERE
               (TO BE COMPLETED BY ALL TENDERING DEBENTUREHOLDERS)
             (See Instructions 1 and 3 and the following paragraph)


 ................................................................................


 ................................................................................
                          Signature(s) of Owner(s) Date

 ................................................................................
                             Area Code and Tel. No.

Must be signed by the registered holder(s) exactly as their name(s) appear(s) on the certificate(s) representing Debentures or by person(s) authorized to become registered holder(s) by endorsements and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, please set forth full title. See Instruction 3.

Name(s): .......................................................................
                             (Please Type or Print)

Capacity: ..................................................................

Address: .......................................................................

 ...............................................................................
                               (Include Zip Code)

                               SIGNATURE GUARANTEE
                         (If Required by Instruction 3)

Signature(s) Guaranteed by a member of a Signature Guarantee Program:

 ................................................................................
                             (Authorized Signature)

 ...............................................................................
                           (Please Type or Print Name)

 ................................................................................
                                    (Title)

 ................................................................................
                                 (Name of Firm)

Dated: .........................................................................


--------------------------------------------------------------------------------

                  PLEASE READ THIS ENTIRE LETTER OF TRANSMITTAL
                    CAREFULLY BEFORE COMPLETING ANY BOX BELOW

         This Letter of Transmittal must be used whether certificates for shares of Debentures are to be forwarded herewith or whether the guaranteed delivery procedure has been utilized.

         Your bank or  broker  can  assist  you in  completing  this  form.  The
Instructions included with this Letter of Transmittal must be followed. Questions and requests for assistance or for additional copies of the Offering Circular and this Letter of Transmittal may be directed to the Exchange Agent or the Company.

         List below the Debentures to which this Letter of Transmittal relates. If the space provided below is inadequate, list the certificate numbers and principal amount of Debentures on a separate SIGNED schedule and affix such schedule to this Letter of Transmittal.

--------------------------------------------------------------------------------
                            DESCRIPTION OF DEBENTURES
--------------------------------------------------------------------------------
Name(s) and Address(es) of    Certificate       Principal Amount   Principal
Registered Holder(s)          Number(s)         Represented by     Amount
(Please fill in,if blank)                       Certificate(s)     Tendered*
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Aggregate
                              Principal
                              Amount
--------------------------------------------------------------------------------
* Unless otherwise indicated in this column, a Debentureholder that delivers Debentures through physical delivery of certificates will be deemed to have tendered the aggregate principal amount specified in the third column or, if none, by the certificate or certificates specified in the second column or, if none, the aggregate principal amount of Debentures held by the registered holder indicated in the first column. See Instruction 2.
------------------------------------------------------------------------------
CHECK HERE IF TENDERED DEBENTURES ARE ENCLOSED HEREWITH.

CHECK HERE IF DEBENTURES WERE TENDERED AND ARE NOW
BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY AND COMPLETE THE FOLLOWING (See Instruction 1):

Name of Registered
Owner(s):.......................................................................
Window Ticket No. (if any):.....................................................
Date of Execution of Notice of Guaranteed Delivery:.............................
Name of Eligible Institution which Guaranteed Delivery:.........................
 ................................................................................
------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
 SPECIAL ISSUANCE AND DELIVERY                                     SPECIAL DELIVERY INSTRUCTIONS
         INSTRUCTIONS                                                 (See Instructions 3 and 4)
  (See Instructions 3 and 4)

To be completed ONLY if certificates for Debentures         To be completed ONLY if Debentures not accepted
not accepted are to be registered in the name of and        and/or the New Debentures and the Cash Payment for
sent to someone other than the person or persons whose      the accepted Debentures are to be sent to someone
signature(s)  appear(s) on this Letter of  Transmittal      other than the person or persons whose signature(s)
above.                                                      appear(s) on this Letter of Transmittal above
                                                            or to such person or persons at an address other
Issue and mail                                              than that shown in the box entitled "Description of
Debentures  to:                                             Debentures" on this Letter of Transmittal above.

Name(s): ...........................................        Mail or deliver:
               (Please Type or Print)
                                                            The New Debentures; and
                                                            The Cash Payment
 ....................................................
               (Please Type or Print)
                                                            Name(s): ...........................................
                                                                      (Please Type or Print)
Address: ...........................................
                                                            ....................................................
 ....................................................                  (Please Type or Print)
                                          (Zip Code)
                                                            Address: ...........................................
 ....................................................
  (Employer Identification or Social Security No.)          ....................................................
                                                                                                      (Zip Code)
                                                            ....................................................
                                                            (Employer Identification or Social Security No.)

                TO BE COMPLETED BY ALL TENDERING DEBENTUREHOLDERS
                               (See Instruction 5)

                               SUBSTITUTE FORM W-9
                       PAYOR'S NAME: ANDERSEN GROUP, INC.


---------------------------------- -------------------------------------------
Part I -- Taxpayer Identification    __________________________________________
     Number ("TIN")                 Name (if joint names, list first and circle
PLEASE PROVIDE YOUR TIN IN        the name of the person or entity whose number
THE BOX TO THE RIGHT AND                     you enterin Part 1 below)
CERTIFY BY SIGNING AND DATING
BELOW.                              ___________________________________________
                                                   Business Name
Part II -- For Payees Exempt from
     Backup Withholding             ___________________________________________
If you are an exempt recipient,             Address (number and street)
you should complete this form to
avoid possible erroneous backup     ___________________________________________
withholding.  Enter your correct             City, State, and ZIP code
TIN in Part I, write "Exempt" in
the box to the right, sign and
date the form.
                                   -----------------------

                                   -----------------------


                                   -----------------------

                                   -----------------------



---------------------------------- ----------------------- --------------------------------------------------------
        SUBSTITUTE                 CERTIFICATION -- Under the penalties of perjury, I certify that:
          FORM W-9                 (1)  the number shown on this form is my correct taxpayer  identification  number
                                        (or I am waiting for a number to be issued to me), and
   Department of the Treasury      (2)  I am not subject to backup withholding either because: (a) I am exempt
    Internal Revenue Service            from backup withholding, or (b) I have not been notified by the Internal
                                        Revenue Service (the "IRS") that I am subject to backup withholding as a
  Payor's  Request for  Taxpayer        result of a failure to report all interest or dividends, or (c) the IRS has
   Identification  Number (TIN)         notified me that I am no longer subject to backup withholding.

                                   CERTIFICATION  INSTRUCTIONS  -- You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting of interest or dividends on your tax return.

                                   ------------------------------    ------------------------------
                                                Signature                             Date

--------------------------------- ----------------------------------------------------------------------------------


                                  INSTRUCTIONS

         Forming Part of the Terms and Conditions of the Exchange Offer

         1. Delivery of this Letter and Certificates; Guaranteed Delivery Procedure. This Letter is to be used whether certificates are to be forwarded herewith pursuant to the procedures set forth in the Offering Circular under the caption "The Exchange Offer--Procedures for Tendering," or whether tenders were made pursuant to the procedure for guaranteed delivery set forth below and in the Offering Circular under the caption "The Exchange Offer--Guaranteed Delivery Procedure." Certificates for Debentures, as well as a properly completed and duly executed copy of this Letter, and any other documents required by this Letter, must be received by the Exchange Agent at its address set forth herein. The method of delivery of this Letter, the Debentures and any other required documents is at the election and risk of the Debentureholder, but, except as otherwise provided below, the delivery will be deemed made only when actually received or confirmed by the Exchange Agent. If certificates for Debentures are sent by mail, it is suggested that registered mail be used and the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent prior to the Expiration Date.

         Debentureholders whose certificates representing the Debentures that they wish to tender are not immediately available or who cannot deliver their certificates or any other required documents to the Exchange Agent prior to the Expiration Date may tender their Debentures pursuant to the guaranteed delivery procedure set forth in the Offering Circular. Pursuant to that procedure: (i) tender must be made by or through an Eligible Institution (as defined in the Offering Circular); (ii) by the Expiration Date, the Exchange Agent must have received from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery by mail or hand delivery setting forth the name and address of the Debentureholder and the principal amount of Debentures tendered, stating that the tender is being made thereby and guaranteeing that, within three over-the-counter market trading days after the Expiration Date, the Debenture certificates, together with a properly completed and duly executed Letter and all other documents required by this Letter will be deposited by the Eligible Institution with the Exchange Agent; and (iii) the certificate(s) for all tendered Debentures and a properly completed and duly executed copy of this Letter, and all other documents required by this Letter, must be received by the Exchange Agent within three over-the-counter market trading days after the Expiration Date, all as provided in the Offering Circular under the caption "The Exchange Offer--Guaranteed Delivery Procedure."

         See "The Exchange Offer" section of the Offering Circular.

         2. Partial Tenders and Withdrawals. If less than the entire principal amount of Debentures evidenced by a submitted certificate is to be tendered, the tendering Debentureholder should fill in the principal amount to be tendered in the column entitled "Principal Amount Tendered" in the box above entitled "Description of Debentures." Reissued Debentures for the principal amount not exchanged will be sent to such Debentureholder, unless otherwise provided in the appropriate box on this Letter, as soon as practicable after the Expiration Date. The aggregate principal amount of all Debentures delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

         Any Debentureholder of record or its assignee who has tendered Debentures may withdraw the tender by delivering written notice of withdrawal to the Exchange Agent prior to the Expiration Date, and, unless such tenders have previously been accepted for exchange by the Company, after 5:00 P.M., eastern standard time on March 27, 1998. For a withdrawal to be effective, the Exchange Agent must timely receive a written notice of withdrawal at its address set forth herein. Any notice of withdrawal must specify the name of the person having tendered the Debentures to be withdrawn, the aggregate principal amount of all Debentures to be withdrawn and the name of the registered holder(s), if different from the name of the person having tendered the Debentures to be withdrawn. If the certificates have been delivered or otherwise identified to the Exchange Agent, the serial numbers shown on the particular certificates evidencing the Debentures to be withdrawn and a signed notice of withdrawal with such signature guaranteed by a member of a Signature Guarantee Program (except in the case of Debentures tendered by an Eligible Institution) must be submitted prior to the release of the certificates or the Debentures to be withdrawn. Withdrawals of tendered Debentures may not be rescinded, and any Debentures properly withdrawn will thereafter be deemed not to be validly tendered for purposes of the Exchange Offer; provided, however, that withdrawn Debentures may be retendered by again following one of the procedures described herein so long as the retender is made prior to the Expiration Date.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties. None of the Company, the Exchange Agent, or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice.

         3. Signatures on this Letter, Stock Powers and Endorsements; Guarantee of Signatures. If this Letter is signed by the registered holder of the Debentures tendered hereby, the signature must correspond exactly with the name as written on the face of the certificate representing such Debentures without any change whatsoever.

         If any tendered Debentures are owned of record by two or more joint owners, all such owners must sign this Letter.

         If any tendered Debentures are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate copies of this Letter as there are different registrations of certificates.

         When this Letter is signed by the registered holder or holders of the Debentures specified herein and tendered hereby, no endorsements of certificates or separate stock powers are required. If, however, the New Debentures are to be issued, or certificates for any untendered Debentures are to be reissued, to a person other than the registered holder, then endorsements of any certificates transmitted hereby or separate stock powers are required.

         If this Letter is signed by a person other than the registered holder or holders of any certificate(s) specified herein, such certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder or holders appear(s) on the certificate(s).

         If this Letter or a Notice of Guaranteed Delivery or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

         Endorsements on certificates for Debentures or signatures on stock powers required by this Instruction 3 must be guaranteed by a guarantor that is a member of a "Signature Guarantee Program" recognized by the Exchange Agent, i.e., Securities Transfer Agents Medallion Program, Stock Exchanges Medallion Program and New York Stock Exchanges Medallion Signature Program.

         Signatures on this Letter need not be guaranteed as provided above, provided the Debentures are tendered: (i) by a registered holder of such Debenture who has not completed the box entitled "Special Issuance and Delivery Instructions" on this Letter; or (ii) for the account of an Eligible Institution.

         4. Special Issuance and Delivery Instructions. Tendering Debentures should indicate in the applicable box the name and address to which the New Debentures, the Cash Payment and/or substitute certificates evidencing Debentures for the principal amount of Debentures not exchanged are to be issued or sent, if different from the name and address of the person signing this Letter. In the case of issuance in a different name, the employer identification or social security number of the person named must also be indicated. If no instructions are given, the Debentures not exchanged will be returned to the name and address of the person signing this Letter.

         5. Tax Identification Number. Federal income tax law requires that a Debentureholder whose tendered Debentures are accepted for exchange by the Company must provide the Company (as payor) with his or her correct Taxpayer Identification Number ("TIN"), which, in the case of a tendering Debentureholder who is an individual, is his or her social security number. If the Company is not provided with the correct TIN or an adequate basis for exemption, such Debentureholder will be subject to a $50 penalty imposed by the Internal Revenue Service (the "IRS") unless such failure to provide such TIN is due to reasonable cause and not to willful neglect. In addition, delivery to such Debentureholder of the New Debentures and the Cash Payment may be subject to backup withholding in an amount equal to 31% of the gross proceeds resulting from the Exchange Offer. If withholding results in an overpayment of taxes, a refund may be obtained.

         Exempt Debentureholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the "W-9 Guidelines") for additional instructions.

         To prevent backup withholding, each tendering Debentureholder must provide his or her correct TIN by completing the "Substitute Form W-9" set forth herein, certifying that the TIN provided is correct (or that such Debentureholder is awaiting a TIN) and that (i) the Debentureholder is exempt from backup withholding, (ii) the Debentureholder has not been notified by the IRS that he or she is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the IRS has notified the Debentureholder that he or she is no longer subject to backup withholding. In order to satisfy the Exchange Agent that a foreign individual qualifies as an exempt recipient, a Debentureholder must submit a statement signed under penalty of perjury attesting to such exempt status. These statements may be obtained from the Exchange Agent. If the Debentures are in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report. If you do not have a TIN, consult the W-9 Guidelines for instructions on applying for a TIN, write "applied for" in lieu of your TIN in
Part I of the Substitute Form W-9, and sign and date the form. If you do not provide your TIN to the Company within 60 days, backup withholding will begin and continue until you furnish your TIN to the Company.

         6. Transfer Taxes. The Company will pay all transfer taxes, if any, applicable to the transfer and sale of Debentures to it or its order pursuant to the Exchange Offer. If, however, the New Debentures and the Cash Payment and/or certificates for Debentures for the principal amount of Debentures not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Debentures tendered hereby, or if a tendered certificate representing Debentures is registered in the name of any person other than the person signing this Letter, or if a transfer tax is imposed for any reason other than the transfer and sale of Debentures to the Company or its order pursuant to the Exchange Offer, the amount of any transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering Debentureholder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted herewith, the amount of such transfer taxes will be billed directly to the tendering Debentureholder.

         Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the certificate(s) specified in this Letter.

         7. Waiver of Conditions. The Company reserves the absolute right to waive satisfaction of any conditions enumerated in the Offering Circular.

         8. No Conditional Offers. No alternative, conditional, irregular or contingent tenders will be accepted. All tendering Debentureholders, by execution of this Letter, shall waive any right to receive notice of the acceptance of their Debentures for exchange.

         None of the Company, the Exchange Agent or any other person is obligated to give notice of defects or irregularities in any tender of the Debentures, nor shall any of them incur any liability for failure to give any such notice.

         9. Mutilated, Lost, Stolen or Destroyed Debenture Certificates. Any Debentureholder whose certificates for Debentures have been mutilated, lost, stolen or destroyed should contact the Trustee for the Debentures at the following address for further instructions: The Chase Manhattan Bank, 450 West 33rd Street, 8th floor, New York, New York (telephone no.: (800) 355-2663).

         10. Requests for Assistance or Additional Copies. Requests for assistance or additional copies of the Offering Circular, this Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Exchange Agent at its address or telephone number set forth below.


         The Letter of Transmittal, certificates for Debentures and any other required documents should be sent or delivered by each Debentureholder of the Company or such Debentureholder's broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at its address set forth herein. Debentureholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Exchange Offer.


                                 EXCHANGE AGENT:
                            The Chase Manhattan Bank
  By Mail/Overnight Delivery:                              By Hand:
    The Chase Manhattan Bank                    The Chase Manhattan Bank
      450 West 33rd Street                          450 West 33rd Street
           8th Floor                                     8th Floor
     New York, NY 10001                              New York, NY 10001
     Attn: Kevin Young                               Attn: Kevin Young



                              For Information Call:
                                 (800) 355-2663




     In addition, all questions relating to the Exchange Offer may be directed to Mr. Franklin R. Stoner at the Company at (860) 242-0761.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
Guidelines for Determining  the Proper  Identification  Number to Give the Payer. -- Social Security  numbers have nine digits separated  by two  hyphens:  i.e.,  000-00-0000.  Employer  identification  numbers  have nine digits  separated  by only one hyphen:  i.e., 00-0000000.  The table below will help determine the number to give the payer.

------------------------------------ -----------------------       ---------------------------------- -----------------------
                                     Give the                                                         Give the
                                     SOCIAL SECURITY                                                  EMPLOYER
                                     number of--                                                       IDENTIFICATION
For this type of account:                                          For this type of account:          number of--
------------------------------------ -----------------------       ---------------------------------- -----------------------
1. An individual's account           The individual                9. A valid trust, estate or        Legal Entity (Do not
                                                                   pension      trust                 furnish the
2. Two or more individuals           The actual owner of                                              identifying number of
   (joint account)                   the account or, if                                               the personal
                                     combined funds, any                                              representative or
                                     one of the                                                       trustee unless the
                                     individuals(1)                                                   legal entity itself
                                                                                                      is not designated in
                                                                                                      the account title.)(5)
3. Husband and wife                  The actual owner of
   (joint account)                   the account or, if            10. Corporate account              The corporation
                                     joint funds, either
                                     person(1)

4. Custodian account of a            The minor(2)                  11. Religious, charitable,         The organization
   minor (Uniform Gift to                                              or educational
   Minors Act)                                                         organization account

5. Adult and minor                   The adult or, if the          12. Partnership account held       The partnership
   (joint account)                   minor is the only                 in the name of the
                                     contributor, the                  business
                                     minor(1)
                                                                                                      The organization
                                                                   13. Association, club or other
                                                                        tax-exempt organization

6. Account in the name of guardian   The ward, minor, or           14. A broker or                    The broker or nominee
   or committee for a designated     incompetent person(3)             registered
   ward, minor, or                                                     nominee
   incompetent person

7. a.  The usual revocable savings   The grantor-trustee(1)        15. Account with the Department    The public entity
    trust account (grantor is also                                     of Agriculture in the name of a
    trustee)                                                           public entity (such as a State
                                                                       or local government, school
   b.  So-called trust account       The actual owner(1)               district, or prison) that
    that is not legal or valid trust                                   receives agricultural program
    under State law                                                    payments

8. Sole proprietorship account       The owner(4)
------------------------------------ -----------------------       ---------------------------------- -----------------------

(1) List first and circle the name of the person whose  number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's,  minor's or  incompetent  person's name, and furnish such person's social security number.
(4) Show the name of the owner.
(5) List first and circle the name of the legal trust,  estate or pension  trust.
Note:  If no name is circled when there is more than one name,  the number will be considered to be that of the first name listed.


             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

The Tax Identification Number ("TIN") provided in the Substitute Form W-9 should be that of the tendering Holder

For a joint account, only that person whose TIN is furnished should sign the Substitute Form W-9.


Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.


     Note: Writing "Applied for" on the form means that you have already applied for a TIN OR that you intend to apply for one in the near future.

As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form and give it to the requester.


Payees Exempt from Backup Withholding

The following is a list of payees exempt from backup withholding and for which no information reporting is required. For purposes of this tender offer, only payees listed in (1) through (13), and a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt.

(1) A corporation.

(2) An organization exempt from tax under section 501(a), or an individual retirement plan (IRA), or a custodial account under 403(b)(7).

(3) The United States or any of its agencies or instrumentalities.

(4) A State, the District of Columbia, a possession of the United States, or any or their political subdivisions, or instrumentalities.

(5) A foreign government or any of its political subdivisions, agencies or instrumentalities.

(6) An international organization or any of its agencies or instrumentalities.

(7) A foreign central bank of issue.

     (8) A dealer in securities or commodities required to register in the U.S. or a possession of the U.S.
(9) A futures commission merchant registered with the Commodity Futures Trading Commission.

(10) A real estate investment trust.

(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12) A common trust fund operated by a bank under section 584(a).

(13) A financial institution.

(14) A middleman known in the investment community as a nominee or listed in the most recent publications of the American Society of Corporate Secretaries, Inc., Nominee List.

(15) A trust exempt from tax under section 664 or described in section 4947. If you are a nonresident alien or a foreign entity not subject to backup withholding, give the payer a completed Form W-8 Certificate of Foreign Status.



(1) Civil Penalty for False Information With Respect to Withholding -- If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(2) Criminal Penalty for Falsifying Information -- Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.




                              ANDERSEN GROUP, INC.

                 Offer to Exchange $1,000.00 Principal Amount of
               10 1/2% Convertible Subordinated Notes due 2007 and
               $10.00 Cash for each $1,000.00 Principal Amount of
                 10 1/2% Convertible Subordinated Notes due 2002
                               -------------------

                                                                 January 9, 1998
To Brokers, Dealers, Commercial Banks
  Trust Companies and Other Nominees:

         Andersen Group, Inc. (the "Company"), is offering to exchange, upon the terms and subject to the conditions set forth in the Offering Circular, dated January 9, 1998 (the "Offering Circular"), and the related Letter of Transmittal (which together constitute the "Exchange Offer"), $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2007 (the "New Debentures") and $10.00 cash (the "Cash Payment") for each $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2002 (the "Debentures").


         Enclosed are copies of the following documents:

     1.  Offering Circular, dated January 9, 1998;

     2. Letter of Transmittal for your use and for the information of your clients;
     3. Letter to Clients which may be sent to clients for whose account you hold Debentures in your name or in the name of a nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offer; and
     4.  Form of Notice of Guaranteed Delivery.

      PLEASE NOTE THAT THE OFFER WILL EXPIRE ON FEBRUARY 19, 1998, AT 5:00
                 P.M., EASTERN STANDARD TIME, UNLESS EXTENDED.

         No fees or commission will be payable to brokers, dealers or other persons in connection with any tenders pursuant to the Exchange Offer. However, you will be reimbursed for reasonable and necessary costs incurred by you in forwarding the enclosed materials to beneficial owners of Debentures held by such entities as nominee or in a fiduciary capacity.

         Additional copies of the enclosed material may be obtained from the Exchange Agent, The Chase Manhattan Bank, 450 West 33rd Street, 8th Floor, New York, NY 10001, by calling (800) 355-2663.

                                Very truly yours,

                              ANDERSEN GROUP, INC.


NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY OR THE EXCHANGE AGENT, IN ANY CAPACITY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY STATEMENTS ON BEHALF OF THE COMPANY WITH RESPECT TO THE EXCHANGE OFFER, EXCEPT THE STATEMENTS CONTAINED IN THE OFFERING CIRCULAR OR THE LETTER OF TRANSMITTAL.

                              ANDERSEN GROUP, INC.

                 Offer to Exchange $1,000.00 Principal Amount of
               10 1/2% Convertible Subordinated Notes due 2007 and
               $10.00 Cash for each $1,000.00 Principal Amount of
                 10 1/2% Convertible Subordinated Notes due 2002
                               -------------------


To Our Clients:

         Enclosed for your consideration is an Offering Circular, dated January 9, 1998 (the "Offering Circular"), and a form of Letter of Transmittal (the "Letter of Transmittal"), which, together set forth the offer (the "Exchange Offer") of Andersen Group, Inc., a Connecticut corporation (the "Company"), to exchange $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2007 (the "New Debentures") and $10.00 cash (the "Cash Payment") for each $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2002 (the "Debentures"). The Offer to Exchange and the Letter of Transmittal are being forwarded to you as the beneficial owner of Debentures held by us for your account but not registered in your name. A tender of such Debentures can be made only by us as the holder of record and only pursuant to your instructions.

         Upon the terms and subject to the conditions of the Exchange Offer, if Debentures have been validly tendered and not withdrawn prior to 5:00 P.M., Eastern Standard Time, on February 19, 1998, the Debentures so tendered will, upon the terms and subject to the conditions of the Exchange Offer, be purchased and Debentures tendered after such date and time will not be purchased.

         Your attention is called to the following:

         1. Tendering Debentureholders will not be obligated to pay brokerage commission or, subject to instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Debentures by the Company pursuant to the Exchange Offer.

         2. The Expiration Date (unless extended) of the Exchange Offer is 5:00 P.M., Eastern Standard Time, on February 19, 1998. Your instructions to us should be forwarded in ample time to permit us to submit a tender on your behalf.

         If you wish to have us tender all of your Debentures, will you kindly so instruct us by completing, executing and returning to us the instruction form set forth below. An envelope to return your instructions to us is enclosed. The enclosed specimen Letter of Transmittal is furnished to you for information only and may not be used to tender Debentures.

         The Exchange Offer is not being made to, nor will the Company accept tenders from, holders of Debentures in any jurisdiction in which the making or acceptance of the Exchange Offer would not be in compliance with the laws of such jurisdiction or if the making or acceptance of the Exchange Offer would violate or contravene any agreement to which the Company is a party. In any jurisdiction the securities or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

                                  INSTRUCTIONS


         The undersigned acknowledge(s) receipt of your letter enclosing the Offering Circular, dated January 9, 1998 (the "Offering Circular"), relating to the offer by Andersen Group, Inc. to exchange $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2007 and $10.00 cash (the "Cash Payment") for each $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2002 (the "Debentures").

         This will instruct you to tender to the Company the principal amount of Debentures indicated below which are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offering Circular, and in the related Letter of Transmittal that you have furnished to the undersigned.

Date:                        , 199__

                                                           Sign Here



                                                         Signature(s)


                                                        (Please print name(s))


                                                        (Street Address)


                                                        (City, State, Zip)


Aggregate principal amount of Debentures to be tendered by us


         Principal Amount of Debentures

Unless a specific contrary Instruction is given in the spaces provided, your signature(s) hereon shall constitute an instruction to us to tender all your Debentures pursuant to the terms and conditions set forth in the Offering Circular and the Letter of Transmittal.

                  NOTICE OF GUARANTEED DELIVERY FOR DEBENTURES
                             OF ANDERSEN GROUP, INC.

         A form substantially equivalent to that set forth below must be used to tender certificates representing 10 1/2% Convertible Subordinated Debentures due 2002 of Andersen Group, Inc. (the "Debentures"), if such certificates are not immediately available or time will not permit all required documents to reach the Company prior to the Expiration Date, as defined in the Offering Circular, dated January 9, 1998 (the "Offering Circular"). Such form may be delivered by hand or mail to the Exchange Agent. See Instruction 1 of the Letter of Transmittal. Any capitalized terms used in this Notice of Guaranteed Delivery not defined herein shall have the meanings ascribed to them in the Offering Circular and the Letter of Transmittal.

                                    To: The Chase Manhattan Bank, Exchange Agent

By Mail/Overnight Delivery:                                  By Hand:
   The Chase Manhattan Bank                           The Chase Manhattan Bank
    450 West 33rd Street                                 450 West 33rd Street
         8th Floor                                            8th Floor
     New York, NY 10001                                   New York, NY 10001
      Attn: Kevin Young                                    Attn: Kevin Young


                              For Information Call:
                                 (800) 355-2663




DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN THOSE SHOWN ABOVE OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN THE ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

Ladies and Gentlemen:

                    The undersigned hereby tenders to Andersen Group, Inc., upon the terms and subject to the conditions set forth in the Offering Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged $___________ principal amount of Debentures pursuant to the guaranteed delivery procedures set forth in the Offering Circular and the Letter of Transmittal.

                    The signature(s) must correspond exactly with the name(s) of the registered holders of the certificates to be delivered.

                       Signature(s):_______________________________________

                       Names(s):_________________________________________

                       Address:___________________________________________

                        --------------------------------------------------

 Area Code and Telephone No.:
                              --------------------------------------------------

                                    GUARANTEE
                    (Not to be used for signature guarantee)

                    The undersigned, an "Eligible Institution",  guarantees that
(a) the above named person(s) "own(s)" the Debentures tendered hereby within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended, (b) such tender of Debentures complies with Rule 14e-4, and (c) the Exchange Agent will receive the certificates representing the Debentures tendered hereby in proper form for transfer together with a properly completed and duly executed Letter of Transmittal and any other required documents, all within three over-the counter market trading days after the date of execution of this notice.


Dated:________________, 199__

Firm:__________________________________________

Sign Here:_______________________________________
                (Authorized Signature)

--------------------------------------------------
                (Title)


Name:____________________________________________
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Address:___________________________________________

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Please do not send  Debentures  with this form.  Debentures  must be sent with a
Letter of Transmittal.









FOR IMMEDIATE RELEASE

CONTACT:          Bernard F. Travers, III, Esq.
                           Assistant Secretary and
                                    Director of Law and Taxation
                           (860) 242-0761


                            ANDERSEN GROUP ANNOUNCES
                         PROGRAM TO EXCHANGE DEBENTURES

Bloomfield, CT, January 12, 1998 - Andersen Group, Inc. (NASDAQ: ANDR) announced today the commencement of an Exchange Offer for its 10 1/2%
Convertible   Subordinated   Debentures   due  2002  (CUSIP   033501  AB3)  (the
"Debentures").

Pursuant to the terms of the Exchange Offer, the Company offers to exchange $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2007 (the "New Debentures") and $10.00 cash for each $1,000.00 principal amount of 10 1/2% Convertible Subordinated Debentures due 2002.

In the event that at least 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company shall (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and, except as provided in the next paragraph, (ii) have the right, but not the obligation, to purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

In addition, as part of an overall program to restructure the Company's financial structure, if at least 66 2/3% of outstanding Debentures are tendered as described above, and certain other conditions are met, as described herein, the Company shall, in addition to exchanging the Debentures properly tendered to it, purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption. The conditions are that a proposal to amend the Company's Certificate of Incorporation ("Certificate") is approved by the requisite percentages of each class of equity stockholders entitled to vote thereon at a Special Meeting ("Meeting") which the Company intends to call on or about February 25, 1998. At this Meeting, the Company's Common Stockholders and Series A Preferred Stockholders will be asked to approve an amendment to the Certificate which eliminates certain restrictions on the payment of dividends on the Company's Common Stock and on the Series A Preferred Stock and which makes certain other changes in the redemption provisions of the Series A Preferred Stock. For purposes of this Special Meeting, the Company will implement the proposal if more than fifty percent of the Common Stockholders voting at the Meeting approve, and if eighty-five percent or more of the Series A Preferred Stockholders entitled to vote thereat approve the proposal.

In the event that less than 66 2/3% in aggregate principal amount of the outstanding Debentures are tendered for exchange pursuant to the Exchange Offer, the Company has the right, but not the obligation, to (i) exchange the Debentures properly tendered to it pursuant to the Exchange Offer and/or (ii) purchase and redeem all Debentures which have not been so tendered pursuant to the terms of the Debentures at a redemption price of 100% of the principal amount thereof plus accrued interest to the date of redemption.

The Exchange Offer is also subject to certain customary conditions, any or all of which may be waived by the Company.

Each Debentureholder may tender all or any lesser portion of his or her Debentures. The Exchange Offer will expire at 5:00 p.m., Eastern Standard Time, on Tuesday, February 19, 1998, unless extended (the "Expiration Date").

Tenders of Debentures may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for exchange by the Company, after 5:00 P.M., Eastern Standard Time, on March 27, 1998.

Certain affiliates of the Company have agreed to tender all Debentures they beneficially own pursuant to the Exchange Offer. As of December 31, 1997, these Debentureholders beneficially owned in the aggregate $2,274,000 principal amount of Debentures, representing approximately 40.14% of the aggregate principal amount of the Debentures.

The New Debentures contain essentially the same terms and conditions as the Debentures, except that the New Debentures (i) mature five years later than the Debentures, (ii) do not impose covenants on the Company which restrict the payment of dividends on, or repurchases of, its capital stock and (iii) are not subject to optional redemption by the Company.

Both the Debentures and the New Debentures are convertible into the Company's Common Stock at any time prior to maturity, unless redeemed, at $16.17 per share, subject to adjustment under certain conditions.

Andersen Group, Inc. is a diversified holding company with subsidiaries that manufacture electronic connectors and components, precious metal materials and ultrasonic cleaning systems and processing equipment. It also holds a variety of other investments, including a portfolio of Russian and Eastern European securities, common stock of certain financial institutions, and an investment that is involved in developing data transmission networks in Russia.